Exhibit 99.1

August 16, 2020

Bezeq - The Israel Telecommunication Corp. Ltd.

Quarterly Report for Period Ended
June 30, 2020

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Directors’ Report on the State of the Company’s Affairs for the period ended June 30, 2020

Interim Financial Statements as at June 30, 2020

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended June 30, 2020

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Update to Chapter A (Description of Company Operations)1
of the Periodic Report for 2019 (“Periodic Report”)
of Bezeq The Israel Telecommunication Corporation Ltd. (“Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company

Regarding the permit for control of the Company and the provisions prescribed therein for amendment of the Articles of Association of the Company, B-Communications and subsidiaries of the Company, and also regarding a request by B-Communications to add to the agenda of the Company’s Annual General Meeting a proposal to amend the Company’s Articles of Association, as also detailed in Section 8 in Chapter D of the Periodic Report for 2019 - on April 2, 2020, the Company published a notice of convening of an Annual and Special General Meeting of its shareholders on May 14, 2020, having on the agenda, inter alia, the approval of an amendment to the Company’s Articles of Association as requested by B-Communications. The notice included the position of the Board of Directors, which adopted the recommendation of the ad-hoc committee established by the Board to review the matter, stating, inter alia, that the requested changes to the Company’s Articles of Association were not found to be in the interest of the Company and all its shareholders, and that the amendment to the Articles of Association of the subsidiaries which was expected to be submitted in the future, as specified in B-Communications’ notice, could even discriminate against the Company’s other shareholders and therefore could be held unlawful. Later on that same day (April 2, 2020), the Company published B-Communications’ comments in connection with the report on the convening of the General Meeting, which, among other things, asserted that intervention by the Board of Directors in the affairs of the General Meeting is not grounded in law or in the Company’s Articles of Association, that the recommendation of the Board Committee per se lacks any legal basis, and that amendment of the Company’s Articles of Association is in the Company’s interest, given that it reflects directives issued by the Ministry of Communications under the Communications Order, the provisions of which apply to the Company and must be complied with by the Company, in part to ensure that it continues to hold its license. On May 14, 2020, the General Meeting resolved not to approve amendment of the Articles of Association of the Company. As noted in Section 8 in Chapter D of the Periodic Report for 2019, the control permit stipulates, among other things, that failure to regulate the aforementioned provisions in the Articles of Association could constitute grounds for revoking the control permit. Additionally, as noted in the Immediate Report of the Company dated April 2, 2020, B-Communications’ contention that there is a regulatory obligation for the existence of control in the Company was not accepted by the Company.

See in this regard also two Immediate Reports of the Company on this matter dated April 2, 2020, as well as an Immediate Report of the Company dated May 14, 2020, on the outcome of the meeting, which are included in this report by way of reference.

Section 1.1.5 - Investigation by the Israel Securities Authority and the Israel Police

Regarding footnote 4 - On May 19, 2020, a judgment was handed down in a petition filed with the High Court of Justice against the Attorney General, the State Attorney’s Office, the Company, Walla and Yedioth Ahronoth in the matter of the decision of the Attorney General and the State Attorney’s Office not to indict the Company, Walla and Yedioth Ahronoth in the affairs known as Cases 2000 and 4000. The petition was summarily dismissed as being premature.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or developments that have occurred in the company’s business in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2019 and refers to the section numbers in Chapter A (Description of Company Operations) in that periodic report.

2

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	Q2 2020	Q1 2020	Q4 2019	Q3 2019		Q2 2019		Q1 2019
Revenues (NIS million)	1,044	1,018	985	1,025		1,020		1,043
Operating profit (NIS million)	464	439	296	440		875		531
Depreciation and amortization (NIS million)	218	212	225	225		204		207
EBITDA (earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	682	651	521	665		1,079		738
Net profit (NIS million)	229	295	134	175		562		321
Cash flow from current activities (NIS million)	334	611	476	484		416		471
Payments for investments in fixed assets and intangible assets and other investments (NIS million)	201	200	193	145	*	333	*	210
Proceeds from the sale of fixed assets and intangible assets (NIS million)	19	7	14	14		340	**	39	**
Payments for leases	26	32	28	25		27		34
Free cash flow (NIS million)(2)	126	386	269	328	***	396	***	266	***
Number of active subscriber lines at the end of the period (in thousands)(3)	1,675	1,693	1,718	1,743		1,768		1,792
Average monthly revenue per telephony line (NIS) (ARPL)(4)	51	48	48	49		49		50
Number of outgoing use minutes (million)	1,079	883	820	888		865		926
Number of incoming use minutes (million)	1,293	1,120	1,046	1,099		1,056		1,090
Total number of Internet lines at the end of the period (thousands)(7)	1,571	1,566	1,575	1,589		1,613		1,635
The number of which provided as wholesale Internet lines at the end of the period (thousands)(7)	580	584	592	601		612		624
Average monthly revenue per Internet subscriber (NIS) - retail (ARPU)(8)	98	98	98	98		97		96
Average bundle speed per Internet subscriber - retail (Mbps)(5)	70.4	69.1	67.8	66.2		64.0		61.5
Telephony churn rate(6)	2.7%	3.2%	2.9%	3.0%		2.7%		3.0%

(1)	EBITDA (earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results, since this is a generally accepted index in the Company’s area of operations that counteracts aspects arising from variance of the capital structure, various tax aspects, and the depreciation/amortization method and period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s operations or cash flows. Additionally, the index presented in this report is likely not to be calculated in the same way as corresponding indices in other companies. The Company’s EBITDA is calculated as operating profit before depreciation, amortization and ongoing losses from the impairment of fixed assets and intangible assets. Commencing January 1, 2019, and to reasonably present economic activity, the Company presents ongoing losses from the impairment of fixed assets and intangible assets in DBS and Walla under the item depreciation and amortization, and ongoing losses from the impairment of broadcasting rights under the item operational and general expenses (in the Income Statement). On this matter, see Note 5 to the Financial Statements for the period ended June 30, 2020 and Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(2)	Free cash flow is a financial index that is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of fixed assets and intangible assets, net, and from 2018, with the application of IFRS 16, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows, because the Company believes that free cash flow is an important indicator of liquidity that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets. On this matter, see Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (not including a subscriber who neglected to pay his debt to the Company on time in (roughly) the first three months of the collection process).
(4)	Calculated according to average lines for the period. On this matter, see also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(8)	Revenues from retail Internet services are divided by the average number of retail customers in the period. On this matter, see also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

(*)	In Q2 2019 - including payment of a betterment levy of NIS 149 million on the sale of the Sakia property. In Q3 2019 - including an amount of NIS 75 million received in respect of a betterment levy.
(**)	In Q1 2019 - including proceeds of the Sakia sale of NIS 5 million, as well as a refund of land appreciation tax that was received in of NIS 5 million. In Q2 2019 - including the proceeds of the Sakia sale of NIS 323 million.
(***)	See the information in (*) and (**).

4

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

B.	Pelephone

	Q2 2020	Q1 2020	Q4 2019		Q3 2019	Q2 2019	Q1 2019
Revenue from services (NIS million)	394	405	416		446	430	417
Revenue from the sale of terminal equipment (NIS million)	141	168	186		166	140	161
Total revenue (NIS million)	535	573	602		612	570	578
Operating profit (loss) (NIS million)	(8)	(13)	(97)		16	(8)	(10)
Depreciation and amortization (NIS million)	151	150	163		157	156	157
EBITDA (earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	143	137	66	*	173	148	147
Net profit (loss) (NIS million)	1	(2)	(69	)*	18	2	2
Cash flow from current activities (NIS million)	149	164	146		200	136	195
Payments for investments in fixed assets and intangible assets and other investments, net (NIS million)	73	65	75		72	82	63
Payments for leases	48	67	51		76	46	69
Free cash flow (NIS million)(1)	28	32	20		52	8	63
Number of postpaid subscribers at the end of the period (thousand)(2)	1,959	1,939	1,911		1,895	1,866	1,842
Number of prepaid subscribers at the end of the period (thousand)(2)	417	428	425		415	397	382
Number of subscribers at the end of the period)(2)	2,376	2,367	2,336		2,310	2,263	2,224
Average monthly revenue per subscriber (NIS) (ARPU)(3)	55	58	60		65	64	63
Churn rate(4)	6.8%	7.1%	7.3%		7.3%	7.5%	8.6%

(1)	On the definition of EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers) and does not include subscribers connected to Pelephone’s service for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. It is noted that a customer may have more than one subscriber number (“line”). The subscriber list includes subscribers who use various services (such as data for vehicle media systems), from which the average revenue is substantially lower than for other subscribers.
(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from Pelephone’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

*	Q4 2019 includes a non-recurring expense of NIS 77 million resulting from implementation of the collective labor agreement.

5

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

C.	Bezeq International

	Q2 2020	Q1 2020	Q4 2019		Q3 2019		Q2 2019	Q1 2019
Revenues (NIS million)	314	317	330		329		339	341
Operating profit (loss) (NIS million)	26	36	(86)		(21)		17	33
Depreciation and amortization (NIS million)	45	44	51		47		46	46
EBITDA (earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	71	80	(35	)*	26	*	63	79
Net profit (loss) (NIS million)	21	27	(67	)*	(18	)*	10	25
Cash flow from current activities (NIS million)	48	60	87		64		48	56
Payments for investments in fixed assets and intangible assets and other investments, net (NIS million)(2)	33	34	21		40		34	33
Payments for leases	8	8	8		8		8	8
Free cash flow (NIS million)(1)	7	18	58		16		6	15
Churn rate(3)	6.1%	6.7%	6.3%		7.1%		6.2%	6.6%

(1)	On the definition of EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long-term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

*	Q3 2019 includes a non-recurring expense of NIS 45 million resulting from implementation of the collective labor agreement. Q4 2019 includes an impairment provision of NIS 102 million.

D.	DBS

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenues (NIS million)	319	338	331	334	337	343
Operating profit (loss) (NIS million)	23	9	(6)	20	(24)	(45)
Depreciation, amortization and ongoing impairment (NIS million)	50	44	46	50	68	55
EBITDA (earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	73	53	40	70	44	10 *
Net profit (loss) (NIS million)	18	14	(7)	15	(27)	(50)*
Cash flow from current activities (NIS million)	39	41	31	37	22	53
Payments for investments in fixed assets and intangible assets and other investments, net (NIS million)	40	37	32	69	73	64
Payments for leases	7	7	7	8	7	8
Free cash flow (NIS million)(1)	(8)	(3)	(8)	(40)	(58)	(19)
Number of subscribers (at the end of the period, in thousands)(2)	557	556	555	558	565	568
Average monthly revenue per subscriber (ARPU) (NIS)(3)	190	195	195	195	197	200
Churn rate(4)	4.8%	5.9%	5.2%	5.5%	4.9%	5.6%

(1)	On the definition of EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (other than revenues from the sale of content to external broadcasting entities) by the average number of customers in the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019. In Q1 2020, DBS updated its definition of ARPU so that it does not include the sale of content to external broadcasting entities. Accordingly, the data for ARPU for the previous periods were restated.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period. The churn rate includes DBS subscribers who moved from satellite services to Sting TV, and the reverse. DBS believes that this movement is negligible and is not more than 1% of all DBS subscribers in the year. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

*	Q1 2019 includes a non-recurring expense of NIS 45 million resulting from implementation of the collective labor agreement.

6

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 1.6 - Group Outlook

The Periodic Report for 2019 and the report for the first quarter of 2020 did not include a forecast of the Group’s results for 2020, given the COVID-19 pandemic, the restrictions imposed in connection with it and the resulting uncertainty in the global and local economy (see update to Section 1.7.6). Although the economic uncertainty due to the pandemic remains high, considering the time that has passed since the outbreak of the pandemic and in view of an evaluation of the Bezeq Group’s performance during the period of the pandemic, the Company has decided to publish a forecast for 2020 based on the information presently in its possession.

The following is the Group’s forecast for 2020 based on the information currently known to the Bezeq Group:

-	Adjusted net profit[2] for shareholders is expected to be NIS 950 million.

-	Adjusted EBITDA[2] is expected to be NIS 3.5 billion.

-	CAPEX[3] is expected to be NIS 1.5 billion.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations and do not include the effects of the elimination of the structural separation in the Group and the merger proceedings with subsidiaries and everything they entail, if and insofar as they occur in 2020.

The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, on the current economic situation and, accordingly, the Group’s ability to implement its plans for 2020, also taking note of changes that may occur in the foregoing, business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc., or insofar as one or more of the risk factors listed in the Periodic Report for 2019 materialize. Additionally, there is no certainty that the forecast will be realized, in whole or in part, inter alia, in view of the COVID-19 pandemic and the great uncertainty it has caused.

The Company will report, as necessary, any deviations of ±10% or more from the amounts specified in the forecast.

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.1 - Communications groups in the Israeli market

Regarding the agreement for the sale of Golan Telecom’s shares to Cellcom - To the best of the Company’s knowledge, in June 2020 the Competition Commissioner approved the merger, and on August 13, 2020, the Ministry of Communications approved the merger subject to certain conditions. Cellcom has announced that it is studying the conditions.

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restrictions

Section 1.7.2.1 - Structural separation - Regarding the Company’s petition to the High Court of Justice to abolish the structural separation, on July 15, 2020, the State filed a notice of update in connection with the Company’s said petition. In the notice the State advised that on June 30, 2020, the Director-General of the Ministry of Communications submitted to the Minister of Communications the report of the interdepartmental team set up to consider adjustments to the obligation of structural separation in the Bezeq and HOT Groups (“the Report”). According to the Report, the team members from the Ministry of Communications and the observers from the Ministry of Finance’s Budget Department and from the Competition Authority have recommended to the Minister not to cancel the obligation of structural separation in the Bezeq and HOT Groups at the present time. The notice likewise stated that the team’s recommendations were presented to the Minister of Communications, who, after studying and considering the recommendations, will decide on the matter. In light of the foregoing, the State’s position is that the petition should be dismissed, and at the very least struck out - with the Company ordered to pay costs.

[2]	Adjusted net profit and EBITDA - excluding other operating expenses/income, net, and non-recurring losses/gains from impairment/increase in value. Adjusted EBITDA and adjusted net profit for 2019 were NIS 3.73 billion and NIS 950 million, respectively.

[3]	CAPEX - payment (gross) for investments in fixed assets and intangible assets. CAPEX for 2019 was NIS 1.55 billion.

7

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

The Report (which was attached to the State’s notice and also published on the Ministry of Communications website) noted, among other things, the following with regard to Bezeq:

-	The team and observers have found that the time is not yet ripe for the total cancellation of structural separation in the Bezeq Group, given that the Bezeq Group enjoys strong market power and dominance in the telecommunications market, and that cancellation of the structural separation at this time may boost the Bezeq Group’s power while hurting its competitors.

-	The team’s position is that the existing structural separation provisions have yielded results so far, and that cancelling the structural separation at this time would seriously harm competition in the telecommunications market, which in turn would hurt the public and telecommunications consumers.

-	The observers’ position is that the present form of structural separation does not serve the competitiveness objectives of the separation and fails to deal with the competitiveness problems in the market. Thus, structural separation should not be left in its current form, and other alternatives should be advanced, such as separation between wholesale and retail activities or separation between passive infrastructure costs and those of the Bezeq Group’s other activities.

-	Notwithstanding the team’s position on the cancellation of structural separation at this time, it did find that it is possible to make certain changes in the overall regulation that could potentially improve the public service and influence the structural separation. Thus, for example, in parallel with the team’s work, the Ministry of Communications promoted a sweeping change in the method of marketing the “reverse bundle.” In the past two years, the Ministry of Communications has not opposed the Bezeq Group’s moves to reduce the separation between the subsidiaries’ operations. Additionally, the team has recommended to the Minister of Communications to consider changing the prevailing separation in Israel between the infrastructure service and ISP service (see in this regard the update to Section 2.7.2).

It was likewise added that since the issue of structural separation is not a binary one, the team believes that the matter must be further examined, in light of, among other things, market changes. The team recommends granting the Ministry additional time to continue working as it has till now, or to proceed by any other method to be decided by the Minister of Communications, for the purpose of reviewing the alternatives and making recommendations regarding the implementation of the selected alternative.

The Company is currently studying the implications of both the State’s position and the Report, while standing firm on its arguments in the petition (the Company submitted on July 27, 2020 its response which rejects the State’s position). On August 9, 2020, the court issued a decision ruling that the petition will be set for a hearing.

Section 1.7.2.2 - Marketing joint service bundles with a subsidiary - on March 25, 2020, the Company received a letter from the Director-General of the Ministry of Communications containing a temporary decision (the validity of which was limited to three months while the coronavirus spread) concerning a change in the marketing arrangements for the reverse bundle, according to which, among other things, the requirement to split the reverse bundle after a year has been canceled and the Company will be able to contact customers at any time to renew the reverse bundle. The Company will have to offer all suppliers as part of the reverse bundle (including major suppliers that at the hearing it had been intended to exclude). Further to the above, on June 18, 2020, the Company received the decision of the Director-General of the Ministry of Communications establishing that the changes that had been made temporarily would become permanent. The Company believes that cancelling the requirement to split the reverse bundle should in itself have a positive effect on its Internet activity, to an extent that cannot be estimated at this stage, inter alia, given that, apart from this decision, the results of its said activity will also be affected by the moves of its competitors and by customer behavior.

Regarding a notice of intention to impose a financial sanction on the Company for failure to fully comply with the provisions of the license with respect to the reverse bundle - on June 30, 2020, the Company received a demand to pay a financial sanction amounting to NIS 2,013,760 in connection with the marketing of the reverse bundle.

8

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Subsection 1.7.4.4(B) - Amendment on the subject of the IPv6 protocol (Internet addresses) - Regarding a Ministry of Communications decision dated July 3, 2019 concerning the transition to the IPv6 protocol, on May 12, 2020, the Ministry of Communications approved (further to a hearing published on this subject) a deferment of three months in the date of implementation of the first milestone set in the decision (15 months instead of 12 months), in view of the outbreak and effects of the COVID-19 pandemic.

Subsection 1.7.4.8 - Hearing on millimeter waves - Further to a hearing on this subject on April 6, 2020, an amendment was published to the Wireless Telegraph Order (Non-Application of the Ordinance) (no. 2), 1982. The amendment stipulates that under certain conditions, the Wireless Telegraph Ordinance will not be applied with respect to the use of V-Band on GHz-57-66 frequencies. Additionally, on August 2, 2020, a further amendment was published to the same Order, stipulating that under certain conditions, the Wireless Telegraph Ordinance will not be applied with respect to other uses.

On August 9, 2020, a memorandum on the Communications (Telecommunications and Broadcasting) Law (Amendment No._) (Change in the Regulatory Framework for the Provision of Telecommunications Services), 2020 was published on the Government Legislation website, for the submission of public comments until August 30, 2020. In the law memorandum it is proposed to change the regulatory framework existing in the Law (under which the main regulatory tool is a license for the provision of telecommunications and broadcasting services), abolishing the obligation to obtain in advance a specific license (per person and per operation) as a condition for implementing a telecommunications operation, and also eliminating the distinction between the types of licenses (general, general special, and restricted) listed in the Law. Instead, it is proposed that the basis for regulating the provision of communications services in Israel will be a general authorization, which is a public document setting in advance clear and detailed conditions applicable in an identical manner to all the services providers, and allowing any party interested in provided telecommunications services to know in advance the conditions by which it may operate and to begin operating without applying for or receiving a license. Additionally, the definition of a “telecommunications service” and a “telecommunications facility” that are subject to regulation will be narrowed, and accordingly the number of regulated services will be reduced. According to the explanatory notes to the memorandum, the immediate effect of such an amendment would be to reduce the number of license holders from more than 150 to approximately 30. In the memorandum it is proposed that a regulated telecommunications service will be a service provided to the public that is one of the following: (1) a service provided in conjunction with the operation of a telecommunications network, being substantially: an Internet access service, a data transmission service; (2) a telephony service. (The Minister will be authorized to broaden the definition.) Telecommunications operations that do not involve the provision of a service to the public, excluding the laying of an underwater cable, will, according to the proposal, not be subject to regulation under the Law. In other words, the obligation to receive a license to perform telecommunications operations – will be canceled. An individual license (not an authorization) will continue to be a condition for the provision of a telecommunications service that has one of the following characteristics: the service is provided through a satellite telecommunications network; the service is provided through a mobile radio-telephone network; the service is provided through an access network having a minimum number of users, as will be determined by the Minister in regulations; the service is provided by a municipal company or a municipal subsidiary or a local authority; the Minister has determined that a telecommunications service that has certain characteristics or that is provided by a certain type of service provider requires a license, where he considers that the provision of the services under a general authorization could harm state security, the public welfare, the efficient use of a scarce resource or the promotion of competition. According to the explanatory notes, the proposed change in the regulatory framework will reduce the bureaucratic burden, lower market entry barriers and be in line with generally accepted practice around the world in the communications sector.

Section 1.7.6 – COVID-19 pandemic spread

During the period from the date of publication of the Periodic Report for 2019 until the date of publication of this report, the virus continued to spread (after slowing somewhat in May 2020) and its effects widened. This was reflected, inter alia, in the imposition of various restrictions, including restrictions on civilian movement and assembly, on employment and on transport, and a significant contraction in economic activity.

9

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

In view of the impact of the virus on the local and global economy and on the Group’s companies, including a high degree of uncertainty, a material adverse effect on the Group’s results is possible, mainly as a function of the duration and scope of the restrictions. At this stage, the repercussions of the pandemic are mainly reflected in a significant drop in revenues from Pelephone’s roaming services as well as a certain decline in revenues from the business sector in all the Group’s companies. The overall impact of the COVID-19 pandemic on the financial and business position of the Group’s companies has been mixed, with the growth in Company operations along with the measures taken by the Group’s companies to counteract the effects of the pandemic largely offsetting the decrease in revenues from Pelephone’s roaming services. Furthermore, should the pandemic continue, this may adversely affect revenues from terminal equipment sales as well the amounts and times of collection, mainly from some of the small to medium business customers of the Group. For an assessment of indications of impairment in connection with the value of the subsidiaries, see Note 5 to the Company’s Financial Statements for the period ended June 30, 2020.

The Company’s aforementioned estimates are forward-looking information and they might change in line with various developments relating to the COVID-19 pandemic and its effects, particularly the duration and scope of the pandemic, the nature and extent of the economic and other related restrictions, as well as the intensity and duration of the economic slowdown that may develop as a result.

The Group’s companies are taking various measures to address the risks and exposures arising from the pandemic, also taking into account its prolongation, including cutting expenses and adjusting their operations to the situation.

It should be noted that during this period various measures have been taken by the Ministry of Communications (and also by the Council and Chairman of the Council with respect to DBS) to help the communications market deal with the implications of the pandemic, including the grant of temporary reliefs to the communications companies (some of which have already lapsed), inter alia, regarding call center response times, number portability, connection and pick-up of equipment and reverse bundles.

Regarding this section, see also Section 3 of the Directors’ Report and Note 1.2 to the financial statements for the period ended June 30, 2020.

Section 1.8 – Bezeq Group’s Business Strategy

Regarding streamlining processes and the promotion of synergy among the subsidiaries – In the first half of 2020, the subsidiaries’ workforce contracted by approximately 340 employees.

2.	Domestic Fixed-Line Communications - Bezeq The Israel Telecommunication Corporation Ltd. (“Company”)

Section 2.2.6 - Other services

Subsection 2.2.6.1 on the deteriorating payment ethics of communications operators, deferment of payments and an increase in the volume of dispute claims - On April 27, 2020, the Company informed the Ministry of Communications, through its attorneys, that it would not continue to provide wholesale services to service providers that do not pay for these services, including that it would no longer provide technician services to service providers that fail to pay for this service. The Company further clarified that should the Ministry prevent it from taking such action, it intended to exercise all its rights in this regard. On May 12, 2020, the Ministry announced that it was investigating the issues arising from the letter of the Company’s attorneys. In its response of June 11, 2020 to the Ministry’s letter, the Company stated that in light of the Ministry’s notice that it intended to consider an arrangement for the matter, the Company was of the opinion that the Ministry must act as soon as possible to implement such an arrangement, and it even suggested in its response a payment enforcement procedure. The Company likewise clarified that it was reserving its rights and arguments in the matter, since the letter does not provide an answer to the Company’s contentions.

Section 2.6.3 - Internet infrastructure segment

Regarding the Minister of Communications’ announcement within the framework of the draft economic plan for 2020 concerning an evaluation of the re-regulation of the Israeli retail Internet market, including abolition of the separation of Internet services into infrastructure services and Internet access services (ISP), see update of Section 2.7.2.

10

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Subsection 2.6.3.6 on a hearing on licensing for new operators to provide Internet access infrastructure services - On May 10, 2020, the Company submitted its response to the hearing, stating that the change being considered could seriously harm the foundations of the communications sector if it would be applied without taking broad considerations into account, especially during such a sensitive period in which the companies, and the Company in particular, are facing huge investments in order to provide fiber-optic-based Internet service. The Company further stated that any decision made must apply to activities that commence and infrastructures that are erected from the date of completion of the policy processes and thereafter, and that any deviation from this rule would cast serious doubt on the legality of a move that may in fact be designed to sanction, retroactively, activity that was performed in breach of the rules of the present policy and even in contravention of the law.

Section 2.6.6 - The Company’s deployment and ways of coping with the intensifying competition

Subsection 2.6.6.7 on the Company’s new Be router ̵ At the end of Q2 2020, the Company had 433,000 customers using the Be router (approximately 44% of the Company’s retail Internet customers). In addition, the Company markets products such as Bspot and Be Mesh to extend the range of home Internet networks, selling 177,000 units of these products by the end of Q2 2020.

Section 2.7.2 - Infrastructure and domestic fixed-line communications equipment

Use of the 35B technology - On April 7, 2020, the Company requested the Ministry of Communications to allow it to use these infrastructures immediately, mainly in view of the significant increase during the COVID-19 pandemic in the volume of use of the Internet by a large number of subscribers simultaneously. On July 12, 2020, the Company received the approval of the Ministry of Communications for the use of this technology. In accordance with the Ministry’s approval, the service will be launched four months after distribution of the service interface characterization to the ISPs. The technology has already been integrated in some of the Company’s sites, with the Company planning to expand deployment to additional sites in the coming period. However, due to the technology’s attributes, deployment will be partial (in the Company’s estimation, to some 230,000 subscribers) and will not cover all the Company’s sites. At present, the Company plans to launch a broadband speed of up to 200 Mbps (versus a current speed of up to 100 Mbps) for customers hooked up to sites where said technology has been deployed. At this stage, among other reasons, due to the limited scope of deployment planned, the launch of the new speed is not expected to materially affect the Company’s revenues.

On the status of regulatory decisions regarding the deployment of, and provision of services on, a fiber optic network (fiber optic outline)

Further to the publication on November 5, 2019 for public comments of the recommendations of the Inter-Ministerial Team to Examine the Policy for Deployment of Fixed-Line Ultra-Broadband Infrastructures in Israel (“Inter-Ministerial Team” or “Team”), and to the publication on June 14, 2020 for public comments of the Inter-Ministerial Team’s recommendations in connection with the HOT Group (as detailed in the Immediate Report dated June 15, 2020, which is included herein by way of reference) - on July 20, 2020, the Ministry of Communications published the report of the Inter-Ministerial Team (dated July 15, 2020) containing its final recommendations (“Report”), as well as the Minister of Communications’ announcement that he had decided to adopt the Team’s recommendations with several changes as detailed below.

According to the Report, the following are the main points of the regulatory framework recommended by the Inter-Ministerial Team:

“A.	Bezeq will be able to choose the statistical areas in which it will deploy and operate an ultra-broadband network to all households in those areas (“Deployment Areas”). Notice of the selected statistical areas will be given to the Ministry of Communications (“Ministry”), and Bezeq’s obligation to complete the deployment in these areas within five years will be written into law. The milestones for completion of the deployment obligation, and the minimum timeframes for linking up customers in the Deployment Areas, will be established in its license. If Bezeq does not notify the Ministry of the Deployment Areas, and no updated deployment obligation for an ultra-broadband network is established in its license, the array of regulatory obligations currently applying to Bezeq and the other license holders will not change.

B.	HOT Telecom will not be required to deploy an ultra-broadband network that does not use its existing access network. Likewise, there will be no change in HOT Telecom’s existing universal deployment obligation for services provided based on its coaxial cable network. Should HOT Telecom choose to provide advanced services on its coaxial cable network, it will be possible to consider changes in the existing deployment obligation. In any event, the provision of advanced services is subject to the presentation to the Ministry of a deployment plan that addresses engineering and economic implications, and the approval of such a plan.

11

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

C.	To encourage deployment of an ultra-broadband network in the statistical areas where Bezeq announced that it would not be deploying an ultra-broadband network (“Incentive Areas”), a fund will be established to provide financial incentives for deployment of an ultra-broadband network to all households in those areas (“Universal Fund” or “Fund”). The Fund will allocate money through competitive procedures aimed at allocating the Fund’s resources efficiently over the years of its operation, with the primary criterion for selecting the winners being the ratio between the number of households to which the network has been deployed and the amount allocated.

D.	The Universal Fund will be financed by annual payments of license holders (including Bezeq) under the Communications (Telecommunications and Broadcasting) Law 5742-1982 (“Law” or “Communications Law”), which engage primarily in the provision of data transmission services (“Infrastructure-Related Entities”), as well as corporations affiliated with Infrastructure-Related Entities that provide communications services, inter alia, as part of a package of services that includes telecommunications services of Infrastructure-Related Entities (“Marketing-Related Entities”). Payment to the Fund will be at a rate of 0.5% of these entities’ annual revenues.

E.	To encourage Bezeq to commit to extensive deployment and to reduce the Incentive Areas, and in order to decrease the costs of deployment in the Incentive Areas and to facilitate competition in these areas despite the absence of multiple infrastructures, the Team recommends:

1.	Establishing restrictions on Bezeq’s deployment in the Incentive Areas;

2.	Determining that Bezeq will not be able to compete in the competitive procedures for the allocation of funds from the Universal Fund;

3.	Setting the cost of using Bezeq’s physical infrastructures in the Incentive Areas based on a different calculation method than the one established for the regulation of the wholesale market, so that the cost will be substantially lower;

4.	Determining that the winners of the competitive procedure for deployment in an Incentive Area will be obligated to provide BSA services on the ultra-broadband network to be deployed in that area to other license holders.

F.	Three years after the commencement of the Fund’s operation, an inter-ministerial committee will review the pace of deployment in the Incentive Areas, the efficiency of the competitive procedure and the deployment financing cost, in order to consider the need for changes in the competitive procedure as well as additional examination timelines, and will also formulate a recommendation regarding the Fund’s continued operation.”

Additionally, the Report’s recommendations with respect to HOT Telecom include a recommendation to allow HOT to make use of the BSA service on the ultra-broadband network of another. However, to ensure such use is made as a complementary, and not alternative, means for the network’s upgrade by HOT Telecom, the use will be allowed only with the presentation of an engineering plan for the upgrade of HOT Telecom’s network, and the plan’s approval by the Ministry, thereby ensuring that HOT Telecom will start providing ultra-broadband services independently.

As mentioned above, the Minister of Communications has decided to adopt the Team’s recommendations, with several changes, the major ones being:

-	The first allocation of funds by the Universal Fund will be take place already in 2021 (instead of 2022).

-	During the first three years of the Universal Fund’s operation, it will be possible to weight various criteria (proximity to border, economic, security and social robustness of the area, and narrowing of gaps between Israel’s center and periphery) on the scale of 10% of households to which the network will be deployed in Incentive Areas, per year.

-	In the event that HOT Telecom chooses to deploy an ultra-broadband network that is not based on its existing access infrastructure, it should be subject to a 30% minimum deployment obligation as well as an obligation to meet a periphery-to-center deployment ratio of 1:1.

-	In the event that HOT Telecom wins a competitive procedure in an Incentive Area, the households given access to hook up to an advanced network in that area will not be taken into account in evaluating HOT Telecom’s compliance with the deployment obligations prescribed in its license.

-	Communications regulations will be enacted in a manner enabling HOT Telecom to make use of the BSA service on Bezeq’s network only after HOT has presented an engineering plan for network upgrade, approved by the Ministry.

12

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

The Company is studying the Report and the Minister of Communications’ decision. It should be noted that supplemental decisions of the Ministry of Communications are still required on the subject, inter alia, with respect to the prices that will be set for fiber-optic-based wholesale BSA services.

On June 11, 2020, the Ministry of Communications published a hearing on the subject of “Very High Capacity Network.” The hearing aims to establish criteria for the characterization of a very high capacity (ultra- broadband) network, in order to enable the use of a mix of technologies for the provision of service on a very high capacity network, in accordance with guidelines to be laid down in an ultra-broadband network deployment guidance. In this context, the Ministry is considering determining that a very high capacity network will be a network that meets the following performance thresholds and criteria: (1) an FTTH fiber optic network that is entirely based on fiber cabling to an optical outlet in the customer’s home; (2) a fixed-line network that is capable of providing, under normal peak load conditions, services to the end user at a service level that includes, inter alia, a minimum download speed of 1000 Mbps and a minimum upload speed of 200 Mbps.

Regarding a hearing on the subject of setting a standard price for fiber-optic-based Internet services (FTTP) - On June 25, 2020, the Ministry of Communications published a decision of the hearing (with immediate effect), whereby in the provision of Internet access services using fiber optics to a residential building (Fiber to the Home - FTTH) for private subscribers, license holders will not be able to offer subscribers different terms or a different rate based on the infrastructure offered. It was also noted in the decision that what was stated in the letter of the Ministry’s Director-General dated February 23, 2015 (which included the clarification that the type of infrastructure offered would be a reasonable attribute justifying distinguishing between one group of subscribers and another) would continue to be applicable to Internet access services that are not provided through fiber optics to a residential building. This is a decision that is part of an entire regulatory framework for the deployment of fiber optics, and it is not possible to assess its impact until full completion of the entire regulatory framework.

On July 2, 2020, the draft economic plan for 2020 was published for public comments, including, inter alia, a proposed government decision to amend the Communications (Telecommunications and Broadcasting) Law, 1982 on a series of topics related to the promotion of nationwide deployment of advanced communication infrastructures in Israel, further to the recommendations of the Inter-Ministerial Team in this regard. In this context, it was stated that note would be taken of the announcement by the Minister of Communications that the Ministry of Communications would complete, within 90 days, an evaluation of the re-regulation of the retail Internet market in Israel, including abolition of the separation of Internet services into infrastructure services and Internet access services (ISP), considering the need to balance between market competition and the consumer’s best interests and to simplify the purchase of Internet services in Israel for the end users, including recommendations for appropriate transitional provisions to maintain market competition, to the extent needed.

Regarding a hearing concerning the joint use of fiber optic infrastructure in existing residential buildings - on July 27, 2020, the Ministry of Communications’ decision of July 22, 2020 in the hearing was published. Pursuant to the decision, an administrative directive was issued (attached to the decision), with effect from July 27, 2020, regarding the manner of implementing the joint use of fiber optic infrastructure in existing residential buildings, which includes, inter alia, the principles for implementation of joint use, including, inter alia, the principles for implementing joint use (including the obligation of a domestic operator deploying the fiber infrastructure in a residential building with no fiber infrastructure, to turn to every other domestic operator with an offer to make joint use of the fiber infrastructure it will be deploying in the building), a procedure for implementing joint use, principles for determining the payment for joint use (to be based on the proportionate share of the cost of setting up the fiber infrastructure plus a reasonable premium for the joint operator), the need to reach an agreement among the domestic operators regarding the level of service and the maintenance of fibers, and prohibition of discrimination. The decision further states that the establishment of an arrangement for joint use in existing buildings where the fiber optic infrastructure has already been deployed will be examined separately by the Ministry, and that an examination will also be made of the need for adjustments to the recommendations of the Inter-Ministerial Team to Examine the Policy for Deployment of Fixed-Line Ultra-Broadband Infrastructures in Israel, which were adopted by the Minister of Communications on July 15, 2020 (see update of this section above). See also in this regard the Company’s Immediate Report dated July 27, 2020, which is included herein by way of reference.

13

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

As to deployment in new residential buildings, a draft amendment to the Planning and Construction Regulations (Application for a Permit, Its Conditions and Fees) was distributed for comments (until August 17, 2020), establishing, inter alia, provisions for the installation of telecommunications infrastructure in new buildings. According to the explanatory notes to the draft amendment, under the current wording of the regulations, the telecommunications infrastructure that is installed today in new buildings includes a coaxial cable (used for cable and satellite broadcasting), as well as another telecommunications infrastructure of copper cables used for telephony and Internet. This amendment is intended to establish provisions for the setup of advanced fiber optic telecommunications infrastructures in new buildings by the contractors already at the time of the construction. The Company plans to submit comments and professional clarifications on the draft.

Section 2.9.5 - Officers and senior management of the Company

On June 22, 2020, the Chairman of the Board, Mr. Shlomo Rodav, resigned from his position as director and Chairman of the Board of the Company and its subsidiaries, and on June 23, 2020, the Company’s Board of Directors decided to approve the appointment of the independent director Mr. David Granot as Interim Chairman, up to the appointment of a permanent chairman. (It is noted that on August 16, 2020, Mr. Granot announced that he would be stepping down from his position as Interim Chairman of the Board, effective from the end of that day.) Further thereto, on August 2, 2020, the Company’s Board of Directors decided to approve the appointment of Mr. Gil Sharon as director and Chairman of the Board of the Company, from the date on which Mr. Sharon will give notice, during August 2020, of the assumption of the position. Additionally, on the same date, a Special General Meeting of the Company’s shareholders was called for September 6, 2020, having on its agenda, among other items, the election of Mr. Sharon as a director of the Company. The terms of reference of Mr. Sharon will be submitted for approval by the General Meeting, as required by law, following consideration and approval by the Remuneration Committee and the Board of Directors

At the date of publication of the report, the Company has 8 serving directors (not including Mr. Gil Sharon), of which 3 are external directors, one is an independent director (who is not an external director) and 5 are not independent directors (including one director representing the employees).

On May 14, 2020, the General Meeting of the Company’s shareholders approved, among other things, additional amendments to the compensation policy for the Company’s senior officers, as detailed in the Company’s Immediate Reports dated April 2, 2020, and May 14, 2020, regarding the convening and outcome of the meeting, which are included herein by way of reference.

Section 2.11 - Working capital

For information about the Company’s working capital, see Section 4.3 in the Directors’ Report.

Section 2.13 - Financing

On April 7, 2020, the Company published a listing and unlocking prospectus for Debentures (Series 11 and 12) and a shelf prospectus (bearing the date April 8, 2020) (“the Prospectus”). Subsequently, further to Section 2.1.2 of the Prospectus and in accordance with the provisions of Section 2.3(E) of the deeds of trust of the Debentures (Series 11 and 12) dated July 10, 2019, on April 26, 2020, these debentures were delisted from the TASE’s TACT Continuous Institutional Trading System and listed on the TASE’s Main Board. On this matter, see two Immediate Reports of the Company dated April 7, 2020 concerning the Prospectus and a timetable for listing on the Main Board, which are included herein by way of reference.

On May 27, 2020, the Company completed an offering of Debentures (Series 11 and 12) under a shelf offering report dated May 26, 2020 published pursuant to the Prospectus, by way of expansion of the series which are listed on the TASE’s Main Board. In this offering 231,906,000 Debentures (Series 11) were issued for NIS 243,919,000 and 470,000,000 Debentures (Series 12) were issued for NIS 480,481,000. See also in this regard the Company’s Immediate Report dated May 27, 2020 concerning the results of the offering, which is included herein by way of reference.

Additionally, in June 2020 the Company made early repayment of a private loan from a financial institution of NIS 500 million (principal).

14

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

The table below shows the updated breakdown of the Company’s long-term loans (including current maturities), including information on the offerings and the early repayment mentioned above as well as current payments, as of June 30, 2020.

Loan term	Funding source	Principal (NIS million)	Type of currency or linkage	Type of interest and adjustment mechanism	Average interest rate	Effective interest rate	Range of nominal interest rates in 2020
Loan term	Banks	1,594	Unlinked shekel	Fixed	3.71%	3.87%	3.20%-6.85%
	Nonbank sources	107	Unlinked shekel	Variable based on the annual interest rate for Treasury bills	1.43%	1.49%	1.54%-1.43%
	Nonbank sources	3,993	Unlinked shekel	Fixed	3.11%	3.21%	5.25%-3.20%
	Nonbank sources	3,705	Unlinked shekel	Fixed	1.99%	2.02%	3.70%-1.70%

Section 2.13.6 - Credit rating

On April 22, 2020, Midroog Ltd. (“Midroog”) downgraded the Company’s Debentures (Series 6, 7, 9, 10, 11 and 12) to Aa3.il with a stable outlook. Furthermore, on May 4, 2020, S&P Global Rating Maalot Ltd. (“Maalot”) affirmed its ilAA- rating for the Company and its Debentures and it upgraded the rating outlook to stable.

Further to that stated above regarding the offering of Debentures (Series 11 and 12) - On May 26, 2020, Midroog and Maalot announced that they were assigning the aforementioned ratings (Aa3.il/stable and ilAA, respectively) to the offering of debentures by way of series expansion in an amount of up to NIS 710 million nominal value.

In this regard and regarding the aforementioned rating reports, see Immediate Reports of the Company dated April 22, 2020 and May 26, 2020 (Midroog) and May 4, 2020 and May 26, 2020 (Maalot). See also in this regard Section 6 of the Directors’ Report.

Section 2.16 - Restrictions and control of the Company’s operations

Section 2.16.1 - Control of Company tariffs

Further to the hearing published by the Ministry of Communications on April 28, 2020 concerning exceptional use of fixed-line call minutes, in view of the COVID-19 pandemic, which led some fixed-line subscribers to significantly increase their use of fixed-line calls, on May 10, 2020, the Minister of Communications approved a temporary amendment to the provisions of the alternative payment packages provided by the Company, based on the outline proposed by the Company. According to the amendment, in the event of a deviation in the number of call minutes from the current allowance, the charge will be adjusted to correspond with the call packages offered by the Company (up to 1500 minutes), so that if more than 1500 minutes are used, the charge will be made according to the conditions of the ad-hoc tracks which include a larger number of minutes ranging from 2,000 to 8,000, all for accounts in which the billing period began on March 1, 2020 to accounts for which the billing period ends on June 14, 2020 (which period has ended). On August 2, 2020, the Ministry of Communications published an additional hearing on exceptional uses of fixed-line call minutes, in which it is proposed to determine in advance that starting from the date of imposition of restrictions due to the COVID-19 pandemic, and subject to a notice by the Ministry, appropriate arrangements will come into effect, As far as the Company is concerned, the Ministry will work with it to put in place a voluntary arrangement similar to the previous arrangement made as mentioned above. On August 16, 2020, the Company submitted its comments on the hearing, including mainly a proposal based on the adjustment, in certain cases, of the relevant new tariff packages for each customer.

Section 2.16.1.8 regarding a preliminary supervisory report on the subject of price quotes for transmission services, sent to the Company on May 19, 2019 by the Ministry of Communications - On July 27, 2020, the Ministry of Communications notified the Company of its decision to terminate the supervisory proceeding.

Section 2.16.2 - The Company’s Domestic Carrier License

Subsection 2.16.2.9(B), regarding a guarantee provided by the Company for the Ministry of Communications - In accordance with an amendment to the Company’s license dated April 21, 2020 (which is in force until October 6, 2020), the guarantee deposited by the Company was lowered as of May 1, 2020, to NIS 15 million.

15

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 2.16.3 - The Communications Order

Subsection 2.16.3.6, regarding a hearing on the subject of a change in the requirement for an Israeli Entity to hold a minimum percentage of the means of control in a general license - On July 8, 2020, an amendment was published in Reshumot (the Official Government Gazette) to some of the Communications Regulations stipulating the “Israeli” requirement, such that a possibility was added to exchange the “Israeli” requirement with Section 13 of the Communications Law, which would apply to the relevant license holder alternative provisions to the “Israeli” requirement. To the best of the Company’s knowledge, a corresponding amendment has yet to be made to the Communications Order.

Section 2.16.4 - Wholesale market

Section 2.16.4.4, regarding wholesale telephony service - On May 27, 2020 the Company received a letter from the Ministry of Communications on the subject of the telephony minutes service, including a ruling on the dispute between the Company and the service providers Partner and Cellcom concerning interpretation of the service portfolio in the matter of the provision of value added services. In accordance with the ruling of the Ministry, which accepted the Company’s position in the matter, the telephony service that the Company offers the service providers will allow the service provider incoming and outgoing calls, and also will allow the provision of all value added services beyond the basic telephony services that the infrastructure owner offers to its customers. The value added services under the service portfolio will be provided by the service provider’s switch, and the Company will not be obligated to offer the value added services through the switch it operates (except in the case where there is no possibility to provide them using the service provider’s switch). In accordance with the Ministry’s notice, on completion of all the actions required for the supply of the telephony service, the Company is required to update the Ministry on the date when it will be ready to provide the service as required under the service portfolio. As the Company has noted in its reports, it has been ready since the beginning of 2019 to supply wholesale telephony in conformity with the Ministry’s ruling in its notice, and it intends to act in accordance with the Ministry’s notice. It should be noted that in the Ministry’s letter it was pointed out that the Ministry’s ruling does not express a position on the Company’s compliance with the provisions of the service portfolio regarding the telephony service, nor will it prevent the Ministry from taking supervisory and enforcement proceedings in this matter.

As the Company has noted in its reports, it estimates that implementation of wholesale telephony in general is likely to adversely affect its financial results; however, the Company still cannot assess the extent of the impact, which could be material, since this depends on different variables including the scope of demand for the service, price levels of alternative products currently on the market (such as VOB service), etc.

Section 2.16.8 - Economic competition laws

Subsection 2.16.8.7, regarding a notice of intention to apply a charge (considering the imposition of an additional financial sanction on the Company in the amount of NIS 8,285,810 for failure to respond to a demand to provide information and data and for providing misleading data, as part of a review carried out by the Competition Authority in connection with subject of the ruling) - On July 24, 2020, the Competition Tribunal approved an accord between the Company and the Competition Commissioner for an agreed order under the Economic Competition Law in connection with a notice of intention to apply a charge, whereby the Company will pay the Treasury a sum of NIS 4.2 million (’the Accord”), and gave it the force and effect of an order. Under the Accord, the Company admitted that it did not provide full information as required in the responses to demands for data from the Competition Authority in connection with the ruling (before the ruling was made), in contravention of Section 46(b) of the Economic Competition Law. On the other hand, the Company did not admit that at the time of its response it knew that the information provided was incorrect. The Accord provides that subject to the approval of the agreed order by the Competition Tribunal and payment to the Treasury, the Competition Commissioner or Competition Authority will not take enforcement measures against the Company or its representatives for contravening the provisions of Section 46(b) of the Economic Competition Law in connection with the information demanded in the investigation preceding the ruling and provided by the Company to the Competition Authority prior to signing the Accord (’the Arrangement”). It is emphasized that this Arrangement will in no way affect the continuation of the proceedings concerning the actual ruling, against which the Company filed an appeal with the Competition Tribunal on May 7, 2020.

16

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 2.18 - Legal proceedings

Section 2.18.1 - Pending legal proceedings

Subsection A - On July 12, 2020, an amended statement of claim was filed, containing amendments which, among other thing, delete the matter of the reduction in the interconnect fees and narrow the definition of the class of plaintiffs with respect to the wholesale market reform, pursuant to the court’s judgment in the rehearing. Additionally, the total amount of the claim was amended and is now estimated by the plaintiff at NIS 687 million (instead of a total of NIS 2 billion based on the “out-of-pocket” method, or, alternatively, NIS 1.1 billion based on the “approximate out-of-pocket” method, according to the pre-amendment wording of the statement of claim). It should be noted that no economic opinion has been attached to the amended statement of claim

Subsections B, G, H, I, J - Regarding a further stay of proceedings in these cases in view of the ISA investigation and proceedings arising from it, in view of the position of the ISA regarding a further stay of proceedings, the handling of these cases is still on hold, at this stage, until the second half of September 2020.

Subsection C, K - Regarding the motion to certify a class action in Subsection K, on the court’s recommendation, the hearing of the motion to strike was transferred to the Lod Central District Court where the motion to certify a class action from March 2018, described in Subsection C, is being conducted. On June 25, 2020, the court ruled that the parties must petition for appropriate instructions in the proceeding at the end of the stay of proceedings in that same motion to certify a class action from March 2018. Regarding two motions for the discovery of documents under Section 198A of the Companies Law to enable consideration of the filing of a motion to certify a derivative action in connection with the Competition Commissioner’s ruling on abuse of the Company’s position, mentioned in Subsection K, on April 22, 2020, the Supreme Court approved an agreed motion to consolidate the hearing of the two motions. On June 23, 2020, the Company filed a motion to stay the proceedings in the discovery motions, up to the completion of the work of the Claims Committee that was set up for this purpose and the submission of its recommendations to the Company’s Board of Directors. No decision has been handed down as yet in the motion. On July 19, 2020, the Company submitted its response to the motions. Additionally, regarding the stay of proceedings in the motion from March 2018, described in Subsection C - on July 30, 2020, the court approved a motion by the Attorney General to continue the stay of proceedings in the case until May 2, 2021. The Attorney General will advise regarding his updated position by that date.

Subsection L - Regarding the motion to certify a class action against the Company and against another service company on the grounds of the entitlement of certain population groups to discounts on payments for essential services provided to them by the defendants, on June 25, 2020, a judgment was handed down striking out the claim due to failure to pay a fee.

Subsection M - Regarding the motion to certify a class action concerning the breakdown of fixed payment components in payment notices, which was filed against the Company and against another respondent, on April 28, 2020, the court ordered the petitioners to split the motion for certification into two separate motions, one for each respondent in accordance with the cause of action against each of them. Accordingly, on May 10, 2020, separate motions were filed. Subsequently, in view of the court’s ruling to replace the petitioner due to doubts about her competence, on June 17, 2020, an amended motion for certification was filed (by other petitioners), in which the aggregate amount of the claim of all the members of the alleged class was estimated at NIS 63 million.

In May 2020, a motion to certify a class action was filed against the Company in the Tel Aviv District court, alleging that the Company misled customers who joined the B144 service for businesses on the Internet (advertising for businesses on the Internet using the B144 website) (“the Service”) to think that the cost of the Service depended upon actual use up to the charge ceiling, whereas in fact it charged its customers the ceiling amount even if in practice less use was made. Accordingly, it was requested to include in the definition of the class of plaintiffs on whose behalf the class action would be conducted all customers and/or subscribers of the Company who signed up for the various types of service packages, starting from the date when marketing of the Service by the Company began, and who were charged by the Company said excess amounts. According to what is said in the motion, the amount of the claim is “NIS 27,537 per petitioner and any future amount that will accrue to all members of the class.” Next to this it is noted in handwriting “NIS 928,721,000” - however, neither in the motion nor in the statement of claim is there any explanation or calculation in respect of this amount, other than the statement in the body of the motion that “this concerns thousands or tens of thousands of consumers”. In addition, nonfinancial damage is claimed in general.

17

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 2.18.3 - Legal proceedings against an investee company outside the main area of activity (Walla)

In July 2020, a claim and a motion to certify the claim as a class action were filed in the Tel Aviv-Yafo District Court against Walla. The claim alleges that users of Walla’s “Walla! News” website seeking to consume content in the form of short video clips were deceived regarding the number and/or duration of the commercial advertisements to which they must be exposed as a condition for viewing the desired content and/or regarding the waiting time until the desired content can be viewed. According to the petitioners, this deception has caused them and the other class members damage, reflected, inter alia, in loss of time, longer screen-time exposure and infringement of their autonomy. The motion states that the amount of the class action cannot be accurately assessed at this stage (it is noted in the body of the motion that the total compensation for all the class members is estimated, on a preliminary basis only, at more than NIS 5 billion).

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. (“Pelephone”)

Section 3.6 - Competition

Section 3.6.1 - Regarding the agreement for the sale of Golan Telecom’s shares to Cellcom, see update of Section 1.7.1.

Section 3.8 - Intangible assets

Section 3.8.2.3 - On June 1, 2020, Pelephone returned to the Ministry of Communications frequencies of 5 MHz bandwidth each in the 850 MHz spectrum, such that the amount of frequencies in the 850 MHz spectrum held by it decreased from 10 MHz to 5 MHz.

Section 3.8.2.4 - On July 1, 2020, the Ministry of Communications approved Pelephone temporary use of frequencies of 10 MHz bandwidth each in the 700 MHz range, up to the publication of the tender results. On August 4, 2020, the financial pricing procedure in the tender began, and on August 12, 2020, Pelephone was notified by the Tenders Committee that it had been awarded a range of frequencies, further to its participation in the tender, as follows:

1.	Award of 10 mega in the 700 MHz range (for a period of 15 years); of 20 mega in the 2600 MHz range (for a period of 10 years); and of 100 mega in the 3500 MHz range (for a period of 10 years). The period of the license does not change by virtue of the tender, and will be renewable under the terms of the license (“Allocation of Frequencies”). It is noted that the frequencies awarded to Pelephone are for the exclusive use of the Pelephone network, which will give the Pelephone network a competitive edge. It is also noted that companies that do not own existing networks were not awarded frequencies.

2.	The Allocation of Frequencies was awarded to Pelephone at a total cost of NIS 88,230,000, with the payment date set for September 2022. It is noted in this context that the tender also specified that incentives may be received, as described in Section 3.8.2.4 of the chapter Description of Company Operations in the Periodic Report, including receipt of a conditional grant in respect of the deployment of 5G sites according to the conditions specified in the tender, which can reach a total of NIS 200 million for all the winners of the tender.

Receipt of a new license based on the tender result is subject to the approval of the Minister of Communications as set out in the tender terms.

The aforesaid Allocation of Frequencies will facilitate support for growth in 4G Internet volume and offering of 5G services in the future at much higher Internet speeds than current speeds, which, in turn, will enable expansion of the range of advanced uses of the cellular network, such as smart cities, IOT services, mission-critical, low-latency services, private networks, etc., all this in order to provide a competitive solution in the market, which will entail ongoing investments.

Section 3.14.2 - Pelephone’s mobile radio telephony (MRT) license

Subsection 3.14.2.1 - In April 2020, the bank guarantee was lowered and set at NIS 45 million, with Ministry of Communications approval.

Section 3.16.1 - Pending legal proceedings

Subsection E - Regarding an appeal filed in July 2019 against the District Court’s decision to dismiss a motion to certify a class action that was filed against Pelephone in February 2014, alleging that Pelephone acted in a manner amounting to harassment of a large consumer public by making repeated telephone calls aimed at recruiting customers, on June 24, 2020 the Supreme Court handed down a judgment pursuant to which, on the Supreme Court’s recommendation, the appellant retracted the appeal and the appeal was dismissed.

18

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Subsection H - Regarding a motion to certify a class action that was filed against Pelephone and another cellular company in October 2016 on the grounds that they do not allow their subscribers to make full use of their overseas travel packages purchased in advance, on April 5, 2020, a judgment was given dismissing the motion. On June 29, 2020, an appeal was filed on the judgment by the petitioners in the motion to certify the class action.

Subsection L - Regarding a motion to certify a class action that was filed against Pelephone and other companies, alleging that they marketed and/or provided mobile radio-telephone service for Xiaomi cell phones from which it was not possible to call emergency numbers in Israel, on July 26, 2020, a judgment was handed down approving an agreed motion to withdraw the certification motion and dismiss the petitioner’s personal claim.

Section 3.19 - Discussion of risk factors

Section 3.19.3.8 - Insofar as the COVID-19 pandemic continues (see update of Section 1.7.6), this could result in impairment of its assets.

4.	International communications, Internet and NEP services -Bezeq International Ltd. (“Bezeq International”)

Section 4.4 - Customers

Regarding customers of Bezeq International and their characteristics, the diverse consumption characteristics associated with the purchase of Internet packages by the public has resulted in a certain percentage of customers buying ISP services from more than one Internet access provider, while actually using the services of only one provider. To the best of Bezeq International’s knowledge, the Ministry of Communications is expected to publish in the coming period a hearing for the regulation of this matter.

Section 4.6.1 - ISP services

Regarding the Minister of Communications’ decision from July 20, 2020 to adopt (with changes) the recommendation of the Inter-Ministerial Team to Examine the Policy for Deployment of Fixed-Line Ultra-Broadband Infrastructures in Israel (see update of Section 2.7.2) - the deployment of fiber optics by the Company is expected to improve the competitiveness of Bezeq International and enable an increase in revenues from its customers.

Section 4.11.2 - Licenses

In April 2020, the Ministry of Communications approved a reduction of the bank guarantee to NIS 2 million.

Subsection 4.11.5 - Regarding the Ministry of Communications’ decision to cancel the requirement to split the “reverse bundle,” see update of Section 1.7.2.2. Regarding the Minister of Communications’ announcement that consideration would be given to the abolition of the separation of Internet services into infrastructure services and Internet access services (ISP), and regarding regulatory developments with respect to deployment and use of a fiber optic infrastructure, see update of Section 2.7.2.

19

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 4.12 – Legal proceedings

Subsection B – Regarding a motion for certification of a class action filed against Bezeq International in June 2015 on the grounds of collection of excessive amounts from Internet service customers, and certified as a class action on July 25, 2019 – On August 11, 2020, the Supreme Court held a hearing on an application for leave to appeal that was filed by Bezeq International against the decision to certify a class action. In the hearing the Supreme Court recommended to the plaintiff to agree to the acceptance of the application for leave to appeal and to the dismissal of the certification motion. As emerges from the transcript of the hearing, the plaintiff’s attorney accepted the court’s recommendation, thus the application for leave to appeal was in effect accepted and the certification motion was dismissed.

Section 4.14 - Discussion of risk factors

Subsections 4.14.3 and 4.14.8 - Regulatory changes in the Internet services market (see update of Section 2.7.2) could adversely affect the results of Bezeq International and/or impair its assets.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Subsection 5.2.2.1 - yes+ services

In May 2020, the service began to be offered also via streamers with a TV android operating system.

Section 5.13 - Financing

In August 2020, the Company approved a credit facility or capital investment for DBS in a total amount of up to NIS 250 million, for 15 months beginning July 1, 2020. This approval replaces a similar approval given in May 2020 (and is not in addition thereto).

Subsection 5.17.1 - Legal proceedings

Subsection A – Motion to certify a class action on the grounds of digital advertisements sent by DBS to its customers – in June 2020, the Supreme Court handed down its judgment, whereby instead of a decision for certification, the petitioners would withdraw the motion and would be remunerated in an amount of NIS 100,000.

Subsection C – For an update on the investigation by the Israel Police and the Israel Securities Authority, see update of Section 1.1.5.

Subsections E and F – Legal proceedings that have been stayed due to the investigation by the Israel Securities Authority and the Israel Police – see update of Section 2.18.1, Subsections H and J.

Subsection 5.18.3 – Gradual migration of DBS from satellite broadcasting to OTT broadcasting

As of the date of approval of the reports, the percentage of DBS subscribers using yes+ and Sting TV services transmitted over the Internet (as noted in Sections 5.2.2.1 and 5.2.2.2 of the Periodic Report) is approximately 15%4 of all DBS subscribers.

August 16, 2020
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:
David Granot, Interim Chairman of the Board Dudu Mizrahi, CEO

[4]	This percentage also includes subscribers using satellite services in parallel.

20

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs
for the Period Ended June 30, 2020

1.	General

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2020 (“Half-Year”) and the three months then ended (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2019 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.3 to the financial statements. The auditors have drawn attention to the matter in their opinion of the financial statements.

For information on the effects of the COVID-19 pandemic, see Chapter 3 below.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	Internet, International Communications and NEP Services

4.	Multi-Channel Television

It should be noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content services (through “Walla”) and call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

2.	Group’s Results

The Group’s results for the reported period were as follows:

	1-6/2020	1-6/2019	Change		4-6/2020	4-6/2019	Change
	NIS millions		NIS millions	%	NIS millions		NIS millions	%
Profit (loss)	602	(1,273)	1,875	-	270	(1,573)	1,843	-
EBITDA	1,895	1,361	534	39.2	977	384	593	154.4

The increase in the above results was mainly due to the records presented below from the same quarter last year that affected the operating profit – NIS 951 million in impairment losses on goodwill in the Cellular Communications segment, partially offset by NIS 403 million in capital gains on the sale of a land asset in the Sakia property.

The change in profit was also due to the write-off of a NIS 1.166 billion tax asset for DBS’s losses, in the same quarter last year.

EBITDA was calculated as follows:

	1-6/2020	1-6/2019	4-6/2020	4-6/2019
Item	NIS millions		NIS millions
Operating profit (loss)	978	417	512	(94)
Net of depreciation, amortization and impairment	917	944	465	478
EBITDA	1,895	1,361	977	384

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a generally accepted index in the Group’s area of operations, which offsets effects arising from the variance in capital structure, various tax aspects and the depreciation/amortization method and period for fixed and intangible assets. The Group’s EBITDA is calculated as operating profit before ‘depreciation, amortization, and impairment’ (continuing losses from impairment of fixed and intangible assets). Since January 1, 2019, for purposes of fair presentation of its economic activity, the Group presents continuing losses from impairment of fixed and intangible assets in DBS and Walla under the ‘depreciation and amortization’ item, and continuing losses from impairment of broadcasting rights under the ‘general and operating expenses’ item (in the income statement). See Note 5 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

3.	COVID-19 pandemic and its effect on the Group’s operations

Further to Section 3.3.1 of the annual Board of Directors’ Report, concerning the COVID-19 pandemic, and further to the Israel Securities Authority’s SAB 99-7 of May 11, 2020, concerning the COVID-19 pandemic’s effect on financial reporting and disclosure - in the period between publication of the annual periodic report and publication of the present report, the pandemic and its effects continued to spread. This was reflected, among other things, in the imposition of restrictions on people’s movement in public spaces and on public gatherings, restrictions on businesses and transportation, and a significant contraction in economic activity.

Since the outbreak of the pandemic, the Group’s companies have been working to maintain overall operational continuity in order to continue to provide full services to all its business and private customers and enable them to carry on operations, subject to all government restrictions and guidelines. In addition, the Group companies have taken steps to deal with the risks and exposures arising from the pandemic, including lowering expenses and adjusting their operations to the situation.

In this regard, it should be noted that telecommunications companies as a whole belong to the infrastructure sector, which is an essential sector requiring and enabling almost complete operational activity, and that the public’s need to consume the companies’ services is inbuilt in such events, so that the Company’s exposure to risks arising from the crisis is relatively limited and low compared to other sectors, while in some of the services provided by the Company activity has even grown as a result of the regulatory measures imposed due to the pandemic. In addition, although the COVID-19 crisis has global and cross-sector implications, the telecommunications sector to which the Bezeq Group belongs is essentially local, being based on local infrastructure and on the provision of services mainly to the Israeli consumer market.

All the foregoing regarding the telecommunications sector as a whole holds even more true for the majority of the Group’s operations, with analyses performed by the Company indicating that most of the activities of the Group’s companies will not be materially affected, excluding primarily Pelephone’s roaming services as elaborated below.

As of June 30, 2020, and as of the date of approval of the report, a decrease was mainly seen in revenues from Pelephone’s roaming services, and to a certain extent also in revenues from the business sector across all the Group’s companies. The overall impact of the COVID-19 pandemic on the financial and business position of the Group companies was mixed, with the growth in Company operations along with the measures taken by the Group companies to counteract the effects of the pandemic largely offsetting the decrease in revenues from Pelephone’s roaming services.

As of the report date, the Bezeq Group’s working assumption regarding the continued spread of the COVID-19 pandemic is that measures aimed at containing the virus will continue until the end of 2020, without significant economy-wide restrictions, and that the aviation and international tourism sectors will recover gradually in the course of 2021. Accordingly, and subject to the above assumptions, the Group expects that the main effect of the COVID-19 pandemic on its operations will be a decline in Pelephone revenues from roaming services, due to the pandemic’s effects on the aviation and international tourism sectors. In addition, a certain decline is foreseen in the Group’s revenues from the business sector. For the Group’s forecast, see the update to Section 1.6 in the Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019.

The possible continuation or worsening of the pandemic beyond the Group’s assumptions, as detailed above, may have a material adverse effect on the Group’s results. These effects may be reflected, among others, in a greater-than-projected decrease in revenues from roaming services and equipment sales to business customers, and in revenues from the business sector. The prolongation or escalation of the pandemic may also affect revenues from sales of cellular terminal equipment, employee availability, customer service and technician service systems, supply chain operations, as well as the amounts and times of payments collected from the Group’s customers.

The Company estimates that its financial robustness, cash-generating capacity, high cash balances, strong debt structure and its ready access to the capital markets and credit providers will enable it to adequately deal with the effects of the pandemic and its possible continuation or worsening beyond the Group’s assumptions. Furthermore, it is emphasized that there are no financial covenants in any of the Company’s various financing agreements or public debentures.

The Company’s above assessments constitute forward-looking information and may change according to various developments in the COVID-19 pandemic and its effects, particularly the duration and scope of this event, the nature and scope of economic and other pandemic-related restrictions, and the severity and scope of the ensuing economic downturn.

For more information, see Notes 1.2 and 5 to the financial statements.

2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.	The Board of Directors’ explanations on the state of the Company’s business, the results of its operations, equity, cash flows and other matters

4.1	Financial position

	June 30, 2020	June 30, 2019	Increase (Decrease)
Item	NIS millions		NIS millions	%	Explanation
Cash and current investments	1,929	2,915	(986)	(33.8)	The decrease stemmed mainly from the Domestic Fixed-Line Communications segment, which included the early loan and debenture repayments. For further information, see Section 4.3 below.
Current and non-current trade and other receivables	2,458	2,567	(109)	(4.2)	The decrease was mainly attributable to the Cellular Communications segment, due to a decrease in trade receivables, stemming largely from a decrease in revenues from terminal equipment sales, including installment-based sales, as well as from a decline in sales of roaming and other services.
Inventory	110	100	10	10.0
Held-for-sale assets	46	-	46	-
Broadcasting rights	65	59	6	(10.2)
Right-of-use assets	1,314	1,394	(80)	(5.7)	The decrease stemmed largely from the Internet, International Communications and NEP Services segment, due to recognition of impairment in 2019 and ongoing amortization, as from the Multi-Channel Television segment, due to the decrease in number of vehicles and ongoing amortization.
Fixed assets	6,130	6,245	(115)	(1.8)
Intangible assets	951	977	(26)	(2.7)
Deferred tax assets	37	12	25	-
Deferred costs and non-current investments	381	465	(84)	(18.1)	The decrease was due to redemption of a deposit in the Domestic Fixed-Line Communications segment, and to impairment of prepaid long-term expenses on bandwidth capacities in the Internet, International Communications and NEP Services segment in 2019.
Total assets	13,421	14,734	(1,313)	(8.9)
Debt to financial institutions and debenture holders	9,472	11,334	(1,862)	(16.4)	The decrease in debt was due to loan and debenture repayments, including early repayments, offset mainly by the issue and expansion of Debentures Series 11 and 12 in the Domestic Fixed-Line Communications segment (for further information, see Note 6 to the financial statements).
Liabilities for leases	1,416	1,456	(40)	(2.7)
Trade and other payables	1,348	1,427	(79)	(5.5)
Employee benefits	830	930	(100)	(10.8)	The decrease was due to retirement payments, offset by provisions recognized in the second half of 2019 for a new retirement plan and the Group’s streamlining plans.
Current and deferred tax liabilities	92	73	19	26.0
Other liabilities	348	350	(2)	(0.6)
Total liabilities	13,506	15,570	(2,064)	(13.3)
Total equity deficit	(85)	(836)	751	(89.8)	The equity deficit comprises 0.6% of the balance sheet total, compared to the equity deficit comprising 5.7% of the balance sheet total on June 30, 2019.
Total liabilities and capital	13,421	14,734	(1,313)	(8.9)

3

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2	Results of operations

4.2.1	Highlights

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Revenues	4,342	4,480	(138)	(3.1)	2,155	2,224	(69)	(3.1)	The decrease was due to lower revenues across all of the Group’s primary operating segments, except the Domestic Fixed-Line Communications segment.
General and operating expenses	1,546	1,626	(80)	(4.9)	753	814	(61)	(7.5)	The decrease was attributable to the Internet, International Communications and NEP Service segment and the Multi-Channel Television segment, also stemming from a reduction in loss from the impairment of broadcasting rights in DBS compared to the corresponding half-year and quarter last year (see Note 5.1 to the financial statements).
Salaries	923	981	(58)	(5.9)	444	489	(45)	(9.2)	The decrease, seen across all the Group’s primary operating segments and was mainly attributable to a decrease in the number of employee positions.
Depreciation, amortization and impairment	917	944	(27)	(2.9)	465	478	(13)	(2.7)	The decrease was mainly due to a reduction in loss from the impairment of DBS’s fixed assets compared to the corresponding half-year and quarter last year. See Note 5 to the financial statements.
Other operating income, net	(22)	(439)	417	(95.0)	(19)	(414)	395	(95.4)	The decrease was attributable to the Domestic Fixed-Line Communications segment, primarily due to a capital gain of NIS 403 million from the sale of a land asset in the “Sakia” property recognized in the same quarter last year. (See Note 10 to the financial statements)
Impairment loss	-	951	(951)	(100)	-	951	(951)	(100)	A goodwill impairment loss attributable to the Cellular Communications segment was recognized in the same quarter last year (see Note 5.3 in the financial statements).
Operating profit (loss)	978	417	561	134.5	512	(94)	606	-
Finance expenses, net	193	235	(42)	(17.9)	159	136	23	16.9	The change in net finance expenses was mainly attributable to the Domestic Fixed-Line Communications segment (see Note 11 to the financial statements).
Share of investees’ losses	-	1	(1)	(100)	-	1	(1)	(100)
Income tax	183	1,454	(1,271)	(87.4)	83	1,342	(1,259)	(93.8)	In the same quarter last year, the Company wrote off a tax asset in respect of DBS’s losses, and accordingly recognized NIS 1,166 million in tax expenses.
Profit (loss) for the period	602	(1,273)	1,875	-	270	(1,573)	1,843	-

4

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2.2	Operating segments

A.	Revenue and operating profit data presented by the Group’s operating segments:

	1-6/2020		1-6/2019		4-6/2020		4-6/2019
Revenues by operating segment	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Domestic Fixed-Line Communications	2,062	47.5	2,063	46.0	1,044	48.5	1,020	45.9
Cellular Communications	1,108	25.5	1,148	25.6	535	24.8	570	25.6
Internet, International Communications and NEP Services	631	14.5	680	15.2	314	14.6	339	15.2
Multi-Channel Television	657	15.1	680	15.2	319	14.8	337	15.2
Others and adjustments	(116)	(2.6)	(91)	(2)	(57)	(2.7)	(42)	(1.9)
Total	4,342	100	4,480	100	2,155	100	2,224	100

	1-6/2020		1-6/2019		4-6/2020		4-6/2019
Operating profit by segment	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Domestic Fixed-Line Communications	903	43.8	1,406	68.2	464	44.4	875	85.8
Cellular Communications	(21)	(1.9)	(18)	(1.6)	(8)	(1.5)	(8)	(1.4)
Internet, International Communications and NEP Services	62	9.8	49	(7.2)	26	8.3	17	(5.0)
Multi-Channel Television*	(17)	(2.6)	(67)	(9.9)	(6)	(1.9)	(8)	(2.4)
Others and adjustments	51	-	(953)	-	36	-	(970)	-
Consolidated operating profit/ percentage of Group revenues	978	22.5	417	9.3	512	23.8	(94)	(4.2)

*	The results of Multi-Channel Television operations are presented net of the overall effect of impairment recognized since the fourth quarter of 2018. For more information, see Notes 5 and 13 to the financial statements. This is in accordance with the way the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Also, see Note 14.3 for highlights from DBS’s financial statements.

5

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2.2	Operating segments (cont.)

B.	Domestic Fixed-Line Communications Segment

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Internet - infrastructure	797	793	4	0.5	402	396	6	1.5	The increase was due to higher retail ARPU and updates to the wholesale Internet service rates, offset by a reduction in the number of retail and wholesale Internet lines.
Fixed-line telephony	506	533	(27)	(5.1)	258	264	(6)	(2.3)	Revenues were down due to a decrease in the number of lines, offset by higher average revenue per line (ARPL) in the present Quarter owing to an increase in calls amid the COVID-19 pandemic.
Transmission, data communications and others	617	598	19	3.2	314	292	22	7.5	The increase was mainly due to growth in revenues from transmission services for business customers, Biznet services, and transmission services for ISPs, as well as higher sales of cellular terminal equipment.
Digital and cloud services	142	139	3	2.2	70	68	2	2.9
Total revenues	2,062	2,063	(1)	(0.05)	1,044	1,020	24	2.4
General and operating expenses	282	274	8	2.9	140	133	7	5.3	Growth was posted mainly in connectivity services for telecom operators due to higher consumption, in expenses for doubtful debt provisions, in subcontractor services, and in terminal equipment costs, offset by a decrease in building maintenance costs due to municipal tax payment credits granted amid the coronavirus crisis, and lower vehicle maintenance costs.
Salaries	453	464	(11)	(2.4)	224	231	(7)	(3.0)	The decrease was mainly attributable to the retirement of employees, offset by salary increases.
Depreciation and amortization	430	411	19	4.6	218	204	14	6.9
Other operating expenses (income), net	(6)	(492)	486	(98.8)	(2)	(423)	421	(99.5)	The decrease was due to lower capital gains on real estate sales, mainly attributable to a capital gain of NIS 403 million from the sale of a land asset in the “Sakia” property,” which was recognized in the same quarter last year. Additionally, the provision for the early retirement of employees was reduced in the corresponding half-year period last year.
Operating profit	903	1,406	(503)	(35.8)	464	875	(411)	(47.0)

6

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2.2	Operating segments (cont.)

B.	Domestic Fixed-Line Communications Segment (cont.)

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Finance expenses, net	212	247	(35)	(14.2)	163	141	22	15.6	In the present Quarter, the Company recognized finance expenses in respect of an early repayment fee of NIS 51 million for early repayment of a NIS 500 million private loan from an institutional body. At the same time, there was a decrease in linkage differential expenses for debentures, due to a decline in the CPI in the present Half-Year and Quarter, as compared to a CPI increase in the corresponding half-year and quarter last year. Likewise, there was a decrease in interest expenses due to early repayment of loans in the second half of 2019. Additionally, there were no finance expenses from employee benefits in the present Half-Year, while such expenses were recognized by the Company in the same half-year period last year.
									(See Note 11 to the financial statements.)
Income tax	167	276	(109)	(39.5)	72	172	(100)	(58.1)
Segment profit	524	883	(359)	(40.7)	229	562	(333)	(59.3)

7

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2.2	Operating segments (cont.)

C.	Cellular Communications segment

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Services	799	846	(47)	(5.6)	394	430	(36)	(8.4)	The decrease was mainly attributable to the impact of the COVID-19 pandemic, which led to reduced revenues from roaming services, partially offset by higher airtime revenues from incoming calls. Additionally, there has been a continuing transition of existing customers to cheaper plans offering higher data volumes at current market prices. The resulting decrease has been partially offset by growth in the post-paid subscriber base.
Terminal equipment sales	309	302	7	2.3	141	140	1	0.7	The increase was mainly due to higher wholesale sales, partially offset by lower retail sales. The decrease in retail sales was mainly attributable to a decline in the number of handsets sold.
Total revenues	1,108	1,148	(40)	(3.5)	535	570	(35)	(6.1)
General and operating expenses	671	662	9	1.4	326	324	2	0.6	The increase in the Half-Year was mainly due to an increase in handset sales costs, and an increase in call completion fees, following an increase in the number of subscribers and increased usage due to the COVID-19 pandemic. Higher expenses were offset by continued operational streamlining and cost-cutting.
Salaries	160	189	(29)	(15.3)	70	95	(25)	(26.3)	The decrease was mainly attributable to a continuing reduction in the number of employee positions, as part of the streamlining program, as well as to the placement of employees on unpaid leave and collective vacation, in light of the COVID-19 pandemic.
Depreciation and amortization	301	312	(11)	(3.5)	151	156	(5)	(3.2)
Other operating expenses (income), net	(3)	3	(6)	-	(4)	3	(7)	-
Operating loss	(21)	(18)	(3)	16.7	(8)	(8)	-	-
Finance income, net	21	23	(2)	(8.7)	11	10	1	10.0
Income tax	1	1	-	-	2	-	2	-
Segment profit (loss)	(1)	4	(5)	-	1	2	(1)	(50.0)

8

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2.2	Operating segments (cont.)

D.	Internet, International Communications and NEP Services

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Revenues	631	680	(49)	(7.2)	314	339	(25)	(7.4)	The decrease was due to declining sales of telecom equipment to businesses, Internet revenues, and international call (hubbing) revenues.
General and operating expenses	354	*389	(35)	(9.0)	181	*194	(13)	(6.7)	The decrease was due to a decline in costs on equipment and licensing for businesses, and in international call costs, in line with shrinking revenues. Also contributing to the decrease were lower domestic bandwidth capacity costs following a retroactive update to the Communications Regulations (Telecommunications and Broadcasting) regarding wholesale Internet rates, and the streamlining of other operating costs. The decrease was offset by higher domestic bandwidth capacity costs resulting from growing customer demand for Internet volume.
Salaries	126	*135	(9)	(6.7)	62	*67	(5)	(7.5)	The decrease was attributable to a reduction in the number of employee positions, as part of the streamlining plan, as well as the placement of employees on unpaid leave and collective vacation, in light of the COVID-19 pandemic.
Depreciation and amortization	89	92	(3)	(3.3)	45	46	(1)	(2.2)
Other operating expenses, net	-	15	(15)	(100)	-	15	(15)	(100)	Provisions for legal claims were recorded in the same quarter last year.
Operating profit	62	49	13	26.5	26	17	9	52.9
Finance expenses (income), net	(1)	*4	(5)	-	(2)	*4	(6)	-
Income tax	15	10	5	50.0	7	3	4	133
Segment profit	48	35	13	37.1	21	10	11	110

*	Reclassified

9

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.2.2	Operating segments (cont.)

E.	Multi-Channel Television *

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Revenues	657	680	(23)	(3.4)	319	337	(18)	(5.3)	The decrease was mainly due to a decrease in the number of subscribers and in ARPU, offset by revenue from content sales in the reported half-year.
General and operating expenses	434	448	(14)	(3.1)	212	222	(10)	(4.5)	The decrease was mainly attributable to the streamlining of operating costs.
Salaries	98	106	(8)	(7.5)	47	51	(4)	(7.8)	The decrease was due to the reduction in the number of employee positions as part of the streamlining program, and to the placement of employees on unpaid leave and collective vacation, in light of the COVID-19 pandemic.
Depreciation and amortization	154	159	(5)	(3.1)	78	81	(3)	(3.7)
Other operating expenses (income), net	(12)	34	(46)	-	(12)	(9)	(3)	33.3	The change in the Half-Year stemmed mainly from expenses recorded in respect of an employee retirement arrangement in the corresponding half-year period last year.
Operating loss	(17)	(67)	50	(74.6)	(6)	(8)	2	(25.0)
Finance expenses (income), net	(1)	7	(8)	-	4	2	2	100	The change was mainly attributable to changes in the fair value of financial assets.
Income tax	1	1	-	-	1	1	-	-
Segment loss	(17)	(75)	58	(77.3)	(11)	(11)	-	-

*	The results of Multi-Channel Television operations are presented net of the overall effect of impairment recognized since the fourth quarter of 2018. For more information, see Notes 5 and 13 to the financial statements. This is in accordance with the way the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Also, see Note 14.3 for highlights from DBS’s financial statements.

10

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.3	Cash flow

	1-6/2020	1-6/2019	Increase (decrease)		4-6/2020	4-6/2019	Increase (decrease)
	NIS millions		NIS millions	%	NIS millions		NIS millions	%	Explanation
Net cash from operating activities	1,440	1,389	51	3.7	561	624	(63)	(10.1)	The increase in the Half-Year (decrease in the Quarter) in net cash from operating activities was due to higher profit, and in the Half-Year, also due to income tax refunds, offset by working capital changes.
									The change was mainly attributable to the Domestic Fixed-Line Communications segment.
Net cash used in investing activities	(672)	(1,049)	377	(35.9)	(438)	(781)	343	(43.9)	The decrease in net cash used in investing activities was mainly attributable to lower net investment in bank deposits and securities in the Domestic Fixed-Line Communications segment. This decrease was moderated by inflows (net of payment to the authorities) from the sale of the Sakia property, included in the same quarter last year.
Net cash used in financing activities	(460)	(259)	(201)	77.6	(342)	(137)	(205)	-	The increase in net cash used in financing activities was due to an increase in loan repayments and early repayment costs in the present Quarter, offset by debenture issuances (see Note 6 to the financial statements).
Net increase (decrease) in cash	308	81	227	-	(219)	(294)	75	(25.5)

Average volume in the reported Half-Year

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 9,526 million.

Supplier credit: NIS 790 million. Short-term credit to customers: NIS 1,688 million. Long-term credit to customers: NIS 296 million.

Working capital

As of June 30, 2020, the Group had a working capital surplus of NIS 733 million, as compared to a working capital surplus of NIS 950 million on June 30, 2019. According to its separate financial statements, the Company had a working capital surplus of NIS 519 million as of June 30, 2020, as compared to a working capital surplus of NIS 763 million on June 30, 2019.

This decrease in the Group’s and the Company’s working capital was mainly due to lower cash and current investment balances, offset by a decrease in current liabilities, mainly following loan and debenture repayments, including early repayments.

11

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.4	Disclosure on the Company’s projected cash flows

According to Regulation 10(b)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, and given the warning sign of equity deficit in the Company’s separate statements and in the consolidated statements, the Company hereby presents its projected cash flow statement, disclosing the sources and uses of cash for the period starting July 1, 2020 and ending December 31, 2022.

	From July 1, 2020 through December 31, 2020	From January 1, 2021 through December 31, 2021	From January 1, 2022 through December 31, 2022
	NIS millions

Cash and cash equivalents at start of period	*433	859	1,300
Sources - Company
Net cash from operating activities	964	1,880	1,962
Proceeds from the sale of fixed assets	221	101	49
Proceeds from redemption of bank and other deposits	794	474	-
Miscellaneous	1	58	62
Total cash from investing activities	1,016	633	111
Debenture issuance and new loans	-	**850	**650
Total cash from financing activities	-	850	650
Total sources - Company	1,980	3,363	2,723
Sources from investees
Loans from investees	39	83	207
Repayment of loans to investees	16	-
Miscellaneous	9	10	-
Total cash from investees	64	93	207
Total sources	2,044	3,456	2,930
Projected liabilities (expected uses) - Company
Acquisition of fixed assets and investment in intangible assets	(494)	(907)	(906)
Investment in bank deposits and securities	(107)	-	-
Miscellaneous	(3)	-	-
Total cash used in investing activities	(604)	(907)	(906)
Repayment of bank loans	(121)	**(762)	**(306)
Repayment of debentures (public)	(556)	(561)	(872)
Repayment of private debentures and non-bank credit	(22)	(98)	(76)
Principal and interest payments on leases	(53)	(115)	(122)
Interest payments and other finance expenses	(155)	(314)	(273)
Miscellaneous	(14)	(35)	(39)
Total cash used in financing activities	(921)	(1,885)	(1,688)
Total uses - Company	(1,525)	(2,792)	(2,594)
Uses for investees
Investment in a subsidiary	(65)	(180)	(130)
Loans to subsidiaries	-	(6)	-
Repayment of loans from subsidiaries	-	-	(130)
Interest payment	(28)	(37)	(40)
Total cash used in investees	(93)	(223)	(300)
Total uses	(1,618)	(3,015)	(2,894)

Cash and cash equivalents at end of period	859	1,300	1,336

*	In addition to its cash and cash equivalent balances, the Company has NIS 1,160 million invested in deposits, which can be realized in the short term.

**	In light of the Company’s current assessments, forecasts for debenture issuances and new loans, and forecasts for (early) repayment of bank loans assume continuation of the plan to extend debt duration in 2021-2022.

12

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.5 Assumptions underlying the projected cash flows:

4.5.1	Company projections concerning cash flows from operating activities and cash flows for investing activities:

A.	The cash flow projections for the Company and its investees for the six months of 7-12/2020, and for the years 2021 and 2022 are based on current assessments for said years.

B.	The projected cash flows for the Company and its investees are based, among other things, on the performance of the Company and its investees in recent years and on assessments of telecom market trends in the next two years, covering such aspects as market competition, prices, consumer preferences, regulatory arrangements, technological developments, and the state of the national economy. Operating, sales and marketing expenses have been adjusted to match the projected scope of operations, in which regard the projection includes assumptions concerning the streamlining of the Company’s and its investees’ workforce and the associated retirement and salary costs.

C.	Effects of the COVID-19 pandemic - As of the reporting date, the Bezeq Group’s working assumption concerning the continued spread of the COVID-19 pandemic is that the measures taken to contain the spread of the virus will continue until the end of 2020, without the imposition of significant economy-wide restrictions, and that the aviation and international tourism sectors will see gradual recovery in the course of 2021. Accordingly, the Company expects that the effects of the COVID-19 pandemic on its operations will mainly be reflected by a certain decrease in revenues from business customers, timing differences between capital gains recognized on real estate sales and receipt of the proceeds from such sales, and a certain deterioration in the amount and timing of payment collection (mainly from small businesses). The Company’s forecast for its sources from subsidiaries was affected, among other things, by Pelephone’s assessments that the COVID-19 pandemic would have a materially adverse effect on its revenues from roaming services in 2020. The COVID-19 pandemic has had broad-reaching macro-economic impact, including on financial markets. The Company has easy access to credit and capital markets, but should these markets continue to see high volatility, the Company’s assessments concerning its early repayments and securing of sources for such repayments may fail to materialize, in part or in full.

D.	These projections do not include the effects of the removal of the Group’s structural separation and the merger with the subsidiaries, and everything involved therein, should these occur in the projected period.

4.5.2	Material liabilities due to mature in the first six months of the projected cash flow period:

Material principal repayments in the period between July 1, 2020 and December 31, 2020 according to the Company’s repayment schedules:

October 2020 - a NIS 56 million repayment of bank loans.

November 2020 - a NIS 63 million repayment of bank loans and a NIS 17 million repayment of a private loan.

December 2020 - a NIS 556 million repayment of public debentures. Sources for settling liabilities:

The Company has sufficient sources to settle its liabilities, through cash generated from operating activities, cash balances and short-term investment deposits, and by raising debt from bank and non-bank sources.

4.5.3	The Board of Directors has reviewed and approved the sources included in the disclosure concerning the projected cash flow, having found them reasonable in the scope presented for each source, and its expected timing. The Board of Directors has also examined whether there are restrictions on receiving loans and loan repayments from investees, and is satisfied that these are expected to be received on time, as planned.

13

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

4.5.4	The aforesaid disclosure concerning projected cash flows constitutes forward-looking information. The Company’s assumptions and estimates concerning the projected cash flows, the sources for repaying the Company’s existing and expected liabilities, and concerning the assumptions underlying the projected cash flows are based on data available to the Company as of the reporting date, and assuming it continues operating in the ordinary course of business. There is no certainty that these assumptions and estimates will materialize, in part or in full, as they also depend on external factors outside the Company’s control or over which the Company has only limited control, and also in light of current uncertainty in the Israeli telecom market. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

5.	Disclosure Concerning the Company’s Financial Reporting

5.1.	Disclosure of a highly material valuation

The following table discloses a highly material valuation pursuant to Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970. The valuation is attached to the financial statements.

DBS (*)
Subject of valuation	Value in use of DBS Satellite Services (1998) Ltd. in order to test for impairment of non-current assets.
Date of valuation	June 30, 2020; the valuation was signed on August 12, 2020.
Value prior to the valuation	Negative amount of NIS (41) million.
Value set in the valuation	Negative amount of NIS (113) million.
Assessor’s identity and profile	Prometheus Financial Advisory Ltd. The work was done by a team headed by Mr. Gideon Peltz, CPA, who holds a BA in Accounting and Economics from Tel Aviv University. Mr. Peltz has extensive experience performing valuations, financial statement analyses, preparing expert opinions, and providing various financial advisory services to businesses. The assessor is not dependent on the Company. The Company has undertaken to indemnify the assessor for damages exceeding three times their fee, unless they acted maliciously or in gross negligence.
Valuation model	Net realizable value (NRV)
Assumptions used in the valuation	Assumptions concerning the NRV of DBS’s assets

For more information, see Note 5 to the financial statements.

(*)	Despite the negative value of DBS’s operations, the Company supports DBS by approving credit facilities or investing in DBS’s equity (see Note 4 to the financial statements). The Company’s support of DBS as aforesaid is due, among other things, to the Multi-Channel Television segment’s current and expected contribution to the Bezeq Group’s overall operations.

5.2.	Due to claims filed against the Group, which cannot yet be assessed and for which exposure cannot be estimated at this time, the auditors have drawn attention to the matter in their opinion of the financial statements.

5.3.	For information on material events subsequent to the financial statements’ date, see Note 15 to the financial statements and Chapter 3 above.

14

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

6.	Details of debt certificate series

6.1.	On April 7, 2020, the Company issued a prospectus for listing and release of restrictions and a shelf prospectus of the Company dated April 8, 2020. Further to publication of the prospectus, on April 26, 2020, Debentures Series 11 and 12 were delisted from the TASE’s TACT Institutional System and on the same date, trading on the TASE main board commenced.

On May 27, 2020, the Company completed an issue under a shelf offering report from May 26, 2020, published under the prospectus, of the Company’s Debentures (Series 11 and 12) by way of expansion of the series listed on the TASE main board. In this framework, 231,906,000 Debentures (Series 11) were issued for a consideration of NIS 243,919,000, and 470,000,000 Debentures (Series 12) were issued for a consideration of NIS 480,481,000 (see Note 6 to the financial statements).

Data on the Company’s debentures in circulation, as of June 30, 2020:

		Debentures (Series 11)	Debentures (Series 12)
a	Issue date (excluding expansions) Date of listing for trading on the TASE main board	July 10, 2019 April 26, 2020	July 10, 2019 April 26, 2020
b	Total par value upon issue (including expansions)	NIS 834,766,000	NIS 1,269,240,000
c	Par value	NIS 834,766,000	NIS 1,269,240,000
d	Par value revalued to the reporting date (CPI-linked)	NIS 834,766,000	NIS 1,269,240,000
e	Accrued interest, revalued to the reporting date	NIS 2,226,043	NIS 1,798,090
f	Fair value as included in the financial statements	NIS 889,359,696	NIS 1,293,736,332
g	Stock exchange value	NIS 889,359,696	NIS 1,293,736,332
h	Type of interest	Fixed, 3.2%	Fixed, 1.7%
i	Principal repayment dates	June 1 every year from 2026 through 2030	June 1 every year from 2026 through 2030
j	Interest repayment dates	June 1 and December 1 every year, from Dec. 1, 2019 through June 1, 2030	June 1 and December 1 every year, from Dec. 1, 2019 through June 1, 2030
k	Linkage	Unlinked	Principal and interest linked to increase in the CPI (Base index – May 2019)
l	Liability in relation to Company’s total liabilities	Material	Material
m	Trustee	Reznik Paz Nevo Trusts Ltd. Contact – Yossi Reznik, CPA Email – yossi@rpn.co.il, Tel: 03-6389200, Fax: 03-6389222 Address – 14 Yad Harutzim St., Tel Aviv

n	Compliance with the deeds of trust	On December 31, 2019, the Company issued to the trustees of the debentures, confirmations of its compliance with the deeds of trust for 2019.
o	Pledges	As concerns the debentures, the Company has undertaken not to create additional pledges on its assets unless it simultaneously creates pledges toward all the lenders (negative pledge). Exceptions to the pledge include, inter alia, a pledge on assets to be acquired or expanded by the Company, if the commitments for which the pledge was given as security were created for acquiring or expanding said assets, and a symbolic pledge.

15

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2020

6.2.	Credit rating

On April 22, 2020, Midroog Ltd. (“Midroog”) downgraded its rating for the Company’s Debentures (Series 6, 7, 9, 10, 11 and 12) to Aa3.il/stable (see immediate report 2020-01-036094). Likewise, on May, 4, 2020, S&P Global Ratings Maalot Ltd. (“Maalot”) affirmed its ilAA- rating for the Company and its debentures, and updated the rating outlook to stable (see immediate report 2020-01-039514). Additionally, further to the foregoing regarding the issue of the Company’s Debentures (Series 11 and 12) – on May 26, 2020, Midroog and Maalot announced (see immediate reports 2020-01-046375 and 2020-01-046354, respectively) the assignment of a rating as aforesaid (Aa3.il/stable and ilAA-, respectively) to the issue of the debentures by expansion of the series up to a par value of NIS 710 million.

The rating reports are included in this Board of Directors’ Report by way of reference.

7.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and the companies consolidated in its financial statements as of June 30, 2020, see the reporting form to be posted by the Company on the MAGNA system on August 17, 2020.

We thank the managers of the Group’s companies, its employees, and shareholders.

David Granot	Dudu Mizrahi
Interim Chairman of the Board	CEO

Signed: August 16, 2020

16

Part C:

Condensed Consolidated Interim Financial

Statements as at June 30, 2020 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes.

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Somekh Chaikin

Millennium Tower KPMG

14 HaArba’a St., P.O.B. 609

Tel Aviv 6100601, Israel

+972 3 684 8000

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2020 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of June 30, 2020, and whose revenues constitute 1% of the total consolidated revenues for the six-month and three-month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

2

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 1.3 which refers to Note 1.3 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect, inter alia, to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note, regarding the indictment filed against the former controlling shareholder for various offenses, including bribery and misleading information in an immediate report. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 7.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 16, 2020

3

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		June 30, 2020	June 30, 2019	Dec 31, 2019
		(Unaudited)	(Unaudited)	(Audited)
Assets	Note	NIS million	NIS million	NIS million

Cash and cash equivalents		708	971	400
Investments		1,221	1,944	1,195
Trade receivables		1,701	1,744	1,689
Other receivables		303	288	313
Inventory		110	100	93
Assets held for sale		46	-	43
Total current assets		4,089	5,047	3,733

Trade and other receivables		454	535	477
Broadcasting rights, net of rights exercised		65	59	59
Right-of-use assets		1,314	1,394	1,292
Fixed assets		6,130	6,245	6,096
Intangible assets		951	977	935
Deferred expenses and non-current investments		381	465	386
Deferred tax assets		37	12	59
Total non-current assets		9,332	9,687	9,304

Total assets		13,421	14,734	13,037

4

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Cont.)

		June 30, 2020	June 30, 2019	Dec 31, 2019
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	Notes	NIS million	NIS million	NIS million

Debentures, loans, and borrowings	6	955	1,625	1,007
Current maturities of lease liabilities		399	434	416
Trade and other payables		1,348	1,427	1,413
Employee benefits		486	443	654
Provisions	7	122	148	125
Current tax liabilities		46	20	-
Total current liabilities		3,356	4,097	3,615

Loans and debentures	6	8,517	9,709	8,551
Lease liabilities		1,017	1,022	969
Employee benefits		344	487	356
Derivatives and other liabilities		176	163	139
Deferred tax liabilities		46	53	43
Provisions		50	39	49
Total non-current liabilities		10,150	11,473	10,107

Total liabilities		13,506	15,570	13,722

Total equity deficit		(85)	(836)	(685)

Total liabilities and equity deficit		13,421	14,734	13,037

David Granot	Dudu Mizrahi	Yali Rothenberg
Interim Chairman of the Board	CEO	Bezeq Group CFO

Date of approval of the financial statements: August 16, 2020

The attached notes are an integral part of the condensed consolidated interim financial statements

5

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	4,342	4,480	2,155	2,224	8,929
Operating expenses
General and operating expenses (Note 9)	1,546	1,626	753	814	3,263
Salaries	923	981	444	489	1,933
Depreciation, amortization, and impairment*	917	944	465	478	1,912
Other operating income, net (Note 10)	(22)	(439)	(19)	(414)	(221)
Impairment losses	-	951	-	951	1,053
Total operating expenses	3,364	4,063	1,643	2,318	7,940

Operating profit (loss)	978	417	512	(94)	989
Financing expenses (income) (Note 11)
Financing expenses	220	262	169	149	624
Financing income	(27)	(27)	(10)	(13)	(75)
Financing expenses, net	193	235	159	136	549

Profit (loss) after financing expenses, net	785	182	353	(230)	440
Share in losses of equity-accounted investees	-	(1)	-	(1)	(2)
Profit (loss) before taxes on income	785	181	353	(231)	438
Taxes on income	183	1,454	83	1,342	1,525
Profit (loss) for the period	602	(1,273)	270	(1,573)	(1,087)

Basic earnings (loss) per share (NIS)	0.22	(0.46)	0.1	(0.57)	(0.39)

*	For information about the impairment loss recognized by DBS in the reporting period, see Note 5.

The attached notes are an integral part of the condensed consolidated interim financial statements

6

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	Six months ended June 30			Three months ended June 30			Year ended December 31
	2020		2019	2020		2019	2019
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	NIS million		NIS million	NIS million		NIS million	NIS million
Profit (loss) for the period	602		(1,273)	270		(1,573)	(1,087)
Remeasurement of a defined benefit plan, net of tax (items not reclassified to profit or loss)	11	*	(2)	(8	)*	-	(33)
Additional items of other comprehensive income (net of tax)	(13)		5	(2)		(10)	1
Total comprehensive income (loss) for the period	600		(1,270)	260		(1,583)	(1,119)

*	Comprehensive income (loss) was recognized due to adjustment of the discount rate according to which the net liability for a defined benefit is calculated as at June 30, 2020.

The attached notes are an integral part of the condensed consolidated interim financial statements

7

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

			Capital
			reserve for
			transactions
			between a
			corporation
			and a
	Share	Share	controlling	Other
	capital	premium	shareholder	reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Six months ended June 30, 2020 (unaudited)
Balance as at January 1, 2020	3,878	384	390	(58)	(5,279)	(685)
Profit for the period	-	-	-	-	602	602
Total other comprehensive income (loss) for the period, net of tax	-	-	-	(13)	11	(2)
Total comprehensive income for the period	-	-	-	(13)	613	600

Balance as at June 30, 2020	3,878	384	390	(71)	(4,666)	(85)

Six months ended June 30, 2019 (unaudited)
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434
Loss for the period	-	-	-	-	(1,273)	(1,273)
Other comprehensive income (loss) for the period, net of tax	-	-	-	5	(2)	3
Total comprehensive loss for the period	-	-	-	5	(1,275)	(1,270)

Balance as at June 30, 2019	3,878	384	390	(54)	(5,434)	(836)

Three months ended June 30, 2020 (unaudited)
Balance as at April 1, 2020	3,878	384	390	(69)	(4,928)	(345)
Profit for the period	-	-	-	-	270	270
Other comprehensive loss for the period, net of tax	-	-	-	(2)	(8)	(10)
Total comprehensive income for the period	-	-	-	(2)	262	260

Balance as at June 30, 2020	3,878	384	390	(71)	(4,666)	(85)

Three months ended June 30, 2019 (unaudited)
Balance as at April 1, 2019	3,878	384	390	(44)	(3,861)	747
Loss for the period	-	-	-	-	(1,573)	(1,573)
Other comprehensive loss for the period, net of tax	-	-	-	(10)	-	(10)
Total comprehensive loss for the period	-	-	-	(10)	(1,573)	(1,583)

Balance as at June 30, 2019	3,878	384	390	(54)	(5,434)	(836)

Year ended December 31, 2019 (audited)
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434
Loss for 20119	-	-	-	-	(1,087)	(1,087)
Other comprehensive income (loss) for the year, net of tax	-	-	-	1	(33)	(32)
Total comprehensive loss for 2019	-	-	-	1	(1,120)	(1,119)

Balance as at December 31, 2019	3,878	384	390	(58)	(5,279)	(685)

The attached notes are an integral part of the condensed consolidated interim financial statements

8

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	602	(1,273)	270	(1,573)	(1,087)
Adjustments:
Depreciation, amortization, and impairment losses	917	944	465	478	1,912
Impairment loss of assets	-	951	-	951	1,053
Share in losses of equity-accounted investees	-	1	-	1	2
Financing expenses, net	209	224	139	128	497
Capital gain (loss), net	(5)	(461)	4	(417)	(508)
Income tax expenses	183	1,454	83	1,342	1,525

Change in trade and other receivables	(33)	18	(2)	46	91
Change in inventory	(23)	(9)	1	-	(16)
Change in trade and other payables	(148)	(176)	(232)	(185)	(113)
Change in provisions	(3)	(27)	(3)	3	(49)
Change in employee benefits	(166)	(98)	(78)	(52)	(50)
Change in other liabilities	(7)	(6)	-	6	(8)
Net income tax paid	(86)	(153)	(86)	(104)	(325)
Net cash provided by operating activities	1,440	1,389	561	624	2,924
Cash flow used for investing activities
Purchase of fixed assets	(482)	(551)	(238)	(281)	(1,095)
Investment in intangible assets and deferred expenses	(207)	(198)	(113)	(95)	(382)
Investment in bank deposits and securities	(972)	(1,780)	(462)	(669)	(2,067)
Proceeds from the withdrawal of bank deposits and the sale of securities	951	1,237	351	71	2,297
Proceeds from the sale of fixed assets	28	49	20	18	76
Receipts from the sale of the Sakia complex	-	328	-	323	328
Payment of permit fees, betterment tax and purchase tax for the Sakia complex	-	(149)	-	(149)	(74)
Refund of betterment tax for the sale of the Sakia complex	-	5	-	-	5
Miscellaneous	10	10	4	1	29
Net cash used for investing activities	(672)	(1,049)	(438)	(781)	(883)

9

Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Cont.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	718	500	718	500	1,865
Repayment of debentures and loans	(769)	(362)	(769)	(362)	(3,447)
Payments of principal and interest for leases	(199)	(207)	(86)	(90)	(414)
Interest paid	(159)	(190)	(154)	(185)	(392)
Costs for early repayment of loans and debentures	(51)	-	(51)	-	(93)
Miscellaneous	-	-	-	-	(50)
Net cash used for financing activities	(460)	(259)	(342)	(137)	(2,531)
Increase (decrease) in cash and cash equivalents, net	308	81	(219)	(294)	(490)
Cash and cash equivalents at beginning of period	400	890	927	1,265	890
Cash and cash equivalents at end of period	708	971	708	971	400

The attached notes are an integral part of the condensed consolidated interim financial statements

10

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

1.	General

1.1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company as at June 30, 2020 include those of the Company and its subsidiaries (jointly: “the Group”). The Group is a major provider of communications services in Israel (see also Note 13 – Segment Reporting).

1.2.	Material Events in the Reporting Period - Effects of COVID-19 pandemic

Further to Note 33.1 to the annual financial statements regarding the COVID-19 pandemic, in the period from the publication of the annual financial statements until the end of July 2020, the virus continued to spread and its effects widened. This was reflected, among other things, in the imposition of various restrictions, including restrictions on movement in public spaces and on public gatherings, restrictions on employment and on transportation, and a significant contraction in economic activity.

As at June 30, 2020, and as at the date of approval of the financial statements, a decrease was mainly seen in revenues from Pelephone’s roaming services, and to a certain extent also in revenues from the business sector across all the Group companies. The overall impact of the COVID-19 pandemic on the financial and business position of the Group companies was mixed, with the growth in Company operations along with the measures taken by the Group companies to counteract the effects of the pandemic largely offsetting the decrease in revenues from Pelephone’s roaming services.

In addition, analyses performed by the Company indicate that at this stage, the COVID-19 pandemic has not a material effect on the Company’s ability to meet its obligations or on the measurement of assets and liabilities, impairment of assets and recognition of expected credit losses (in this regard, see also Notes 5.2 and 5.3 regarding the assessment of indications of impairment of the cash-generating units Bezeq International and Pelephone). Likewise, there has been no material effect on the critical estimates and judgments.

As at the reporting date, the Bezeq Group’s working assumption regarding the continued spread of the COVID-19 pandemic is that measures aimed at containing the virus will continue until the end of 2020, without significant economy-wide restrictions, and that the aviation and international tourism sectors will recover gradually in the course of 2021. Accordingly, and subject to the above assumptions, the Group expects that the main effect of the COVID-19 pandemic on its operations will be a decline in Pelephone revenues from roaming services, due to the pandemic’s effects on the aviation and international tourism sectors. In addition, a certain decline is foreseen in the Group’s revenues from the business sector.

The possible continuation or worsening of the pandemic beyond the Group’s assumptions, as detailed above, may have a material adverse effect on the Group’s results. These effects may be reflected, among other things, in a greater-than-expected decrease in revenues from roaming services and equipment sales to business customers, and in revenues from the business sector. The prolongation or escalation of the pandemic may also affect revenues from sales of cellular terminal equipment, employee availability, customer service and technician service systems, supply chain operations and the amounts and times of payments collected from customers of the Group companies.

The Company’s assessments as set out above may change according to various developments in the COVID-19 pandemic and its effects, particularly the duration and scope of this event, the nature and extent of economic and other pandemic-related restrictions, and the severity and intensity of the ensuing economic downturn.

11

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

1.3.	Investigations by the Securities Authority and the Israel Police

Regarding investigations by the Securities Authority and the Israel Police, see Note 1.3 to the annual financial statements.

As mentioned in Note 1.3.3 to the annual financial statements, the Company does not have full information about the investigations, their content or the material and evidence in the possession of the law authorities on this matter. Accordingly, the Company is unable to assess the effects, if any, of the investigations, their findings and their results on the Company and on its financial statements and the estimates used in the preparation of those financial statements. Once the constraints on carrying out reviews and controls in connection with the issues that arose in the investigations are lifted, the review of all matters relating to those issues will be completed as required.

2.	Basis of Preparation

2.1.	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2.	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2019 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the condensed interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3.	The condensed consolidated interim financial statements were approved by the Board of Directors on August 16, 2020.

2.4.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The judgments made by management when applying the Group’s accounting policies, and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements. In addition, see Note 1.2 above for information about the effects of the COVID-19 pandemic on the Group companies, and see Notes 5.2 and 5.3 about the assessment of indications for impairment.

3.	Reporting Principles and Accounting Policy

3.1.	The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements.

3.2.	New standards and interpretations not yet adopted

On May 14, 2020, an amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) was published regarding onerous contracts (“the Amendment”). According to the Amendment, when assessing the cost of fulfilling a contract, indirect costs should also be considered, as well as incremental costs (see Note 3.13.3 to the Annual Financial Statements).

The initial date of application of the Amendment was set for January 1, 2022, and it will be implemented by adjusting the balance of retained earnings for the cumulative effect as at that date. The Amendment may affect the identification and measurement of onerous contracts in the Group, which may also be reflected in the creation of material provisions, and which the Company is unable to assess at this stage. The Company is reviewing the Amendment and is making preparations for its timely application.

12

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

4.	Group Entities

4.1.	A detailed description of the Group entities appears in Note 14 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2.	DBS Satellite Services (1998) Ltd. (“DBS”)

4.2.1.	As at June 30, 2020, DBS has an equity deficit in the amount of NIS 73 million and a working capital deficit in the amount of NIS 255 million. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and it therefore will be unable to meet its obligations and continue operating as a going concern without the Company’s support.

In 2019, the Company invested NIS 145 million in the capital of DBS, in accordance with letters of undertaking provided by the Company to DBS.

In February 2020, the Company’s Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for 15 months, from January 1, 2020 until March 31, 2021, instead of the undertaking of November 2019. This undertaking was replaced in May 2020 by an undertaking to provide a credit facility or a capital investment of NIS 250 million for 15 months, from April 1, 2020 until June 30, 2021, instead of the undertaking of February 2020.

In August 2020, the Company’s Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for 15 months, from July 1, 2020 until September 30, 2021, instead of the undertaking of May 2020.

The management of DBS believes that the financial resources at its disposal, which include, among other things, the working capital deficit and the Company’s credit facility and capital investments, will be adequate to meet the operational needs of DBS for the coming year.

4.2.2.	See Note 5.1 below for information about the impairment of assets recognized by DBS in the financial statements as at June 30, 2020.

5.	Impairment

5.1.	Impairment of assets in the multi-channel television segment

Further to Note 11.4 to the Annual Financial Statements regarding impairment recognized in 2019 for the multi-channel television cash-generating unit, the valuation as at December 31, 2019 presented a value-in-use that is significantly lower than the carrying amount of DBS. Based on the review performed by an outside appraiser as at June 30, 2020, and according to the assessment of the management of DBS, it was found that there were no changes in the projected financial results of DBS, there were no material changes in market expectations, and no regulatory changes were made that may have a material effect on the results. Accordingly, in view of the negative value of the operations as determined in the valuation as at December 31, 2019, DBS amortized the non-current assets as at June 30, 2020, up to the net disposal value of these assets.

Based on the assessment of the fair value of the non-current assets of DBS performed by an outside appraiser as at June 30, 2020, the carrying amount of the depreciable assets is NIS 150 million higher than their fair value less disposal costs. Accordingly, in the six- and three-month periods ended June 30, 2020, the Group recognized an impairment loss of NIS 150 million and NIS 72 million, respectively. The impairment loss was attributed to fixed assets, broadcasting rights and intangible assets, as set out below.

13

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Attribution of impairment loss to Group assets:

	Six months ended		Three months ended		Year ended
	June 30		June 30		December
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Broadcasting rights, net of rights exercised *	87	113	38	67	202
Fixed assets **	38	68	20	41	117
Intangible assets **	25	26	14	11	44
Rights of use for leased assets **	-	-	-	-	(1)
Total impairment recognized	150	207	72	119	362

*	The expense was presented under operating and general expenses

**	The expense was presented under depreciation, amortization, and impairment expenses

For information about the method used by DBS to measure the fair value (Level 3) of the assets, less disposal costs, see Note 11.4 to the Annual Financial Statements.

5.2.	Assessment of indications of impairment in the international communications and Internet services segment (Bezeq International)

Further to that stated in Note 11.5 to the Annual Financial Statements regarding the impairment of the ISP, international communications and NEP services cash-generating unit (Bezeq International), Bezeq International performed a routine assessment of indications of impairment as at June 30, 2020, in accordance with the provisions of IAS 36, taking into consideration, among other things, the absence of a gap between the value of Bezeq International’s operations and the carrying amount of its net operating assets as at December 31, 2019, the increasing dependence on regulatory decisions, and the adjustment of Bezeq International’s forecasts due to the COVID-19 pandemic (as described in Note 1.2).

Bezeq International does not expect the continuation of the COVID-19 pandemic to have a significant effect on its business activity in 2020 (the scope of operations in the Internet services sector even grew as a result of measures imposed due to the pandemic), nor does it foresee a significant impact of the pandemic on its performance forecast for the coming years, based on its working assumption regarding the spread of the COVID-19 pandemic as at the date of approval of the financial statements, whereby measures to contain the spread of the virus will continue until the end of 2020 without any significant economy-wide restrictions.

Based on the above assumptions, Bezeq International concluded that there are no indications of impairment in the ISP, international communications and NEP services cash-generating unit as at June 30, 2020.

If the pandemic is prolonged beyond Bezeq International’s aforesaid assumptions, this could result in an impairment of its assets.

5.3.	Assessment of indications of impairment in the cellular communications segment (Pelephone)

Further to that stated in Note 11.2 to the Annual Financial Statements regarding the impairment of goodwill in the cellular communications cash-generating unit (Pelephone), Pelephone performed a routine assessment of indications of impairment as at June 30, 2020, in accordance with the provisions of IAS 36, taking into consideraton, among other things, the gap between the value of Pelephone’s operations and the carrying amount of its net operating assets as at December 31, 2019, and the adjustment of Pelephone’s forecasts due to the COVID-19 pandemic (as described in Note 1.2).

14

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Pelephone estimates that the measures imposed due to the COVID-19 pandemic will have a material adverse effect on its revenues from roaming services in 2020, however, in view of the gap between the value of Pelephone’s operations and the carrying amount of its net operating assets as at December 31, 2019, this does not indicate a possible impairment. Pelephone does not expect the pandemic to have a significant impact on its performance forecast for the coming years, except for its revenues from roaming services in 2021, based on its working assumption regarding the spread of the COVID-19 pandemic as at the date of approval of these financial statements, whereby measures to contain the spread of the virus will continue until the end of 2020 without any significant economy-wide restrictions, and there will be a gradual recovery in the aviation and international tourism sectors in the course of 2021.

Based on the above assumptions, Pelephone concluded that there are no indications of impairment in the cellular communications cash-generating unit as at June 30, 2020.

If the crisis is prolonged beyond Pelephone’s aforesaid assumptions, this could result in an impairment of its assets.

6.	Debentures, Loans and Borrowings

6.1.	Further to that stated in Note 33.2 to the Annual Financial Statements regarding the approval by the Company’s Board of Directors of the submission of an application for permission to publish a listing prospectus for Debentures (Series 11 and 12) that were listed on the TASE’s TACT Continuous Institutional Trading System, as well as a shelf prospectus, on April 7, 2020, the Company published a listing and unlocking prospectus and a shelf prospectus (bearing the date April 8, 2020). Further to the publication of the prospectus, on April 26, 2020, Debentures (Series 11 and 12) were delisted from the TACT system and as of that date are traded on the TASE’s Main Board. The interest rate payable on the remaining principal of the Debentures as of the date of their listing on the Main Board was reduced to 0.4%, in accordane with the terms of the Debentures.

6.2.	On May 27, 2020, the Company completed an offering of Debentures (Series 11 and 12) under a shelf offering report dated May 26, 2020 published pursuant to the aforementioned prospectus, by way of expansion of the series which are listed on the TASE’s Main Board. Total gross proceeds received in the offering amounted to NIS 724.4 million.

6.3.	In June 2020, the Company made early repayment of a private loan from a financial institution in the amount of NIS 500 million. The Company recognized financing expenses in respect of an early repayment fee of NIS 51 million.

7.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Group companies or there are pending claims against the Group (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 118 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2020 for Legal Claims filed against the Group companies on various matters amounted to NIS 4 billion. There is also additional exposure of NIS 4 billion for claims the chances of which cannot yet be assessed.

In addition, motions to certify class actions have been filed against the Group companies which do not specify the exact amount of the claim and for which the Group has additional exposure beyond the aforesaid.

The amounts of the additional exposure in this Note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 7.2 below.

15

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

7.1.	Following is a detailed description of the Group’s contingent liabilities as at June 30, 2020, classified into groups with similar characteristics:

					Exposure
					for
					claims
					that
					cannot
		Balance of	Additional		yet be
		provisions	exposure		assessed
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions (and actions pursuant thereto) on grounds of unlawful collection of payment and faulty service provided by the Group companies.	111	3,247		2,220	(1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or investments made in various projects.	-	687	(2)	1,828	(3)
Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3		-
Claims by the State and authorities	Various legal proceedings by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly proceedings related to the regulation applicable to the Group companies and financial disputes concerning amounts payable by the Group companies to the Authorities (including municipal property taxes). See also Note 13 to the Annual Financial Statements.	7	4		-
Claims by suppliers and communication providers	Claims for compensation for alleged damage as a result of the supply of a service and/or product.	-	7		14
Tort, real estate, and infrastructure claims	Lawsuits for alleged physical damage or damage to property caused by the Group companies and in relation to real estate and infrastructure. The additional amount of exposure for damages in tort does not include claims for which the insurance coverage is not disputed.	-	12		-
Total legal claims against the Company and subsidiaries		118	3,960		4,062

(1)	Including exposure in the amount of NIS 0.9 billion for a motion to certify a class action that was filed against the Company in May 2020 regarding Internet advertising packages using the B144 website (the amount of exposure was noted in handwriting without any accompanying explanation or calculation).

(2)	Exposure for a motion for certification of a class action filed by a shareholder against the Company and Company officers, alleging reporting omissions by the Company regarding the wholesale market.

(3)	Two motions for certification of a class action for a total of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies in the group of the Company’s then controlling shareholder, regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the Court’s decision, a consolidated motion is to be filed instead of these two motions. The proceeding has been stayed, in view of the investigation (as described in Note 1.3) and at the request of the Attorney General, until September 25, 2020, at this stage.

7.2.	Subsequent to the date of the financial statements, a motion to certify a class action was filed against Walla on the grounds of misleading users of the Walla! News website regarding the number and/or duration of the commercial advertisements to which they must be exposed as a condition for viewing the desired content and/or regarding the waiting time until the desired content can be viewed. In the motion it is stated that the amount of the class action cannot be accurately assessed at this stage (it is noted in the motion that the total compensation for all the class members is estimated, on a preliminary basis only, at more than NIS 5 billion). As at the date of approval of the financial statements, it is not possible to assess the chances of success of this claim.

Additionally, claims were concluded for which the exposure amounted to NIS 70 million, and a claim without any financial estimate also was concluded.

16

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

8.	Revenues

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line
communication (Bezeq Fixed-Line)
Internet – infrastructure	754	754	372	377	1,497
Fixed-line telephony	494	522	252	259	1,017
Transmission and data	385	380	204	186	745
Cloud and digital services	142	139	70	68	273
Other services	117	109	60	51	225
	1,892	1,904	958	941	3,757

Cellular telephony - Pelephone

Cellular services and terminal equipment	779	827	383	420	1,674
Sale of terminal equipment	295	302	137	140	642

	1,074	1,129	520	560	2,316

Multichannel television - DBS	656	680	318	337	1,344

ISP, international communications and NEP services - Bezeq International	603	653	302	330	1,283

Other	117	114	57	56	229

Total revenues	4,342	4,480	2,155	2,224	8,929

9.	General and Operating Expenses

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	349	357	169	173	761

Interconnectivity and payments to domestic and international operators	386	383	201	194	757

Content costs (including ongoing content impairment)	307	336	143	176	644

Marketing and general	231	241	114	118	489

Maintenance of buildings and sites	111	133	46	65	271

Services and maintenance by subcontractors	139	138	71	68	270

Vehicle maintenance	23	38	9	20	71

Total general and operating expenses	1,546	1,626	753	814	3,263

17

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

10.	Other Operating Income, Net

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gains (losses) (mainly disposal of real estate)	5	461	(4)	417	508
Receipts from settlement agreements	9	-	9	-	-
Reversal (recognition) of provision for streamlining agreement in Pelephone, Bezeq International, and DBS.	5	(45)	5	-	(167)
Reversal (recognition) of provision for employee termination benefits under the Company’s voluntary redundancy program	-	24	5	(1)	(109)
Reversal (recognition) of provison for legal claims	2	(1)	3	(2)	(10)
Other expenses	1	-	1	-	(1)
Total other operating income (expenses), net	22	439	19	414	221

11.	Financing Expenses, Net

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	145	174	72	89	349

Costs for early repayment of loans and debentures (Note 6)	51	-	51	-	93

Linkage and exchange rate differences	6	36	4	31	43

Financing expenses for lease liabilities	14	13	7	7	29

Other financing expenses	4	3	2	1	12

Financing expenses for employee benefits	-	30	*29	18	89

Change in fair value of financial assets at fair value through profit or loss	-	6	4	3	9

Total financing expeses	220	262	169	149	624
Income for credit in sales	15	15	7	7	29

Change in fair value of financial assets at fair value through profit or loss	3	-	-	-	-

Other financing income	9	12	3	6	32

Revenue for debenture exchange	-	-	-	-	14

Total financing income	27	27	10	13	75

Financing expenses, net	193	235	159	136	549

*	Including financing income in the amount of NIS 28 million recognized as a result of the adjustment of the discount rate used to calculate defined benefit liabilities and early retirement liabilities as at June 30, 2020.

18

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

12.	Financial Instruments

Fair value

A.	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair value of financial instruments are described in Note 31.8 to the Annual Financial Statements.

	June 30, 2020		June 30, 2019		December 31, 2019
	Carrying		Carrying		Carrying
	amount		amount		amount
	(including		(including		(including
	accrued		accrued		accrued
	interest)	Fair value	interest)	Fair value	interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	2,631	2,755	4,490	4,659	3,401	3,561
Debentures issued to the public (CPI-linked)	3,724	3,831	3,492	3,672	2,508	2,647
Debentures issued to the public (unlinked)	3,042	3,216	2,209	2,293	2,204	2,335
Debentures issued to financial institutions (CPI- linked)	*-	*-	8	8	762	855
Debentures issued to financial institutions (unlinked)	*-	*-	151	157	607	646
	9,397	9,802	10,350	10,789	9,482	10,044

*	See Note 6 regarding the listing of Debentures (Series 11 and 12).

B.	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 31.7 to the Annual Financial Statements.

	June 30, 2020	June 30, 2019	Dec 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in marketable securities at fair value through profit or loss	13	546	312
Level 2: forward contracts	(160)	(131)	(122)

19

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

13.	Segment Reporting

13.1.	Operating segments

	Six months ended June 30, 2020 (Unaudited)
	Domestic		ISP and
	fixed-line	Cellular	international	Multi-channel
	communications	communication	communications	television*	Other	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues from external sources	1,892	1,074	607	657	112	-	4,342
Inter-segment revenues	170	34	24	-	3	(231)	-
Total revenues	2,062	1,108	631	657	115	(231)	4,342
Depreciation and amortization	430	301	89	154	7	(64)	917
Segment results – operating profit (loss)	903	(21)	62	(17)	10	41	978
Financing expenses	222	12	2	3	1	(20)	220
Financing income	(10)	(33)	(3)	(4)	-	23	(27)
Total financing expenses (income), net	212	(21)	(1)	(1)	1	3	193
Segment profit (loss) after financing expenses, net	691	-	63	(16)	9	38	785
Taxes on income	167	1	15	1	2	(3)	183
Segment results – net profit (loss)	524	(1)	48	(17)	7	41	602

	Three months ended June 30, 2020 (Unaudited)
	Domestic		ISP and
	fixed-line	Cellular	international	Multi-channel
	communications	communication	communications	television*	Other	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues from external sources	957	520	306	319	53	-	2,155
Inter-segment revenues	87	15	8	-	2	(112)	-
Total revenues	1,044	535	314	319	55	(112)	2,155
Depreciation and amortization	218	151	45	78	4	(31)	465
Segment results – operating profit (loss)	464	(8)	26	(6)	7	29	512
Financing expenses	166	6	-	5	1	(9)	169
Financing income	(3)	(17)	(2)	(1)	-	13	(10)
Total financing expenses (income), net	163	(11)	(2)	4	1	4	159
Segment profit (loss) after financing expenses	301	3	28	(10)	6	25	353
Taxes on income	72	2	7	1	2	(1)	83
Segment results – net profit (loss)	229	1	21	(11)	4	26	270

*	Results of the multichannel television segment are presented net of the total effect of impairment recognized as from the fourth quarter of 2018. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 14.3 for condensed selected information from the financial statements of DBS.

20

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Operating segments (cont.)

	Six months ended June 30, 2019 (Unaudited)
	Domestic		ISP and
	fixed-line	Cellular	international	Multi-channel
	communications	communication	communications	television*	Other	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues from external sources	1,903	1,129	653	680	115	-	4,480
Inter-segment revenues	160	19	27	-	4	(210)	-
Total revenues	2,063	1,148	680	680	119	(210)	4,480
Depreciation and amortization	411	312	92	159	6	(36)	944
Segment results – operating profit (loss)	1,406	(18)	49	(67)	(2)	(951)	417
Financing expenses	259	8	5	9	-	(19)	262
Financing income	(12)	(31)	(1)	(2)	-	19	(27)
Total financing expenses (income), net	247	(23)	4	7	-	-	235
Segment profit (loss) after financing expenses, net	1,159	5	45	(74)	(2)	(951)	182
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	1,159	5	45	(74)	(3)	(951)	181
Income tax	276	1	10	1	-	1,166	1,454
Segment results – net profit (loss)	883	4	35	(75)	(3)	(2,117)	(1,273)

	Three months ended June 30, 2019 (Unaudited)
	Domestic		ISP and
	fixed-line	Cellular	international	Multi-channel
	communications	communication	communications	television*	Other	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues from external sources	940	560	330	337	57	-	2,224
Inter-segment revenues	80	10	9	-	1	(100)	-
Total revenues	1,020	570	339	337	58	(100)	2,224
Depreciation and amortization	204	156	46	81	4	(13)	478
Segment results – operating profit (loss)	875	(8)	17	(8)	(3)	(967)	(94)
Financing expenses	148	5	4	4	-	(12)	149
Financing income	(7)	(15)	-	(2)	-	11	(13)
Total financing expenses (income), net	141	(10)	4	2	-	(1)	136
Segment profit (loss) after financing expenses	734	2	13	(10)	(3)	(966)	(230)
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	734	2	13	(10)	(4)	(966)	(231)
Taxes on income	172	-	3	1	-	1,166	1,342
Segment results – net profit (loss)	562	2	10	(11)	(4)	(2,132)	(1,573)

21

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

Operating segments (cont.)

	Year ended December 31, 2019 (Audited)
	Domestic		ISP and
	fixed-line	Cellular	international	Multi-channel
	communications	communication	communications	television*	Other	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues from external sources	3,757	2,316	1,283	1,344	229	-	8,929
Inter-segment revenues	316	46	56	1	9	(428)	-
Total revenues	4,073	2,362	1,339	1,345	238	(428)	8,929

Depreciation, amortization and impairment	861	633	190	334	14	(120)	1,912

Segment results – operating profit (loss)	2,142	(99)	(57)	(135)	1	(863)	989
Financing expenses	608	23	8	17	1	(33)	624
Financing income	(39)	(62)	(2)	(5)	-	33	(75)
Total financing expenses (income), net	569	(39)	6	12	1	-	549

Segment profit (loss) after financing expenses	1,573	(60)	(63)	(147)	-	(863)	440
Share in profit (loss) of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	1,573	(60)	(63)	(147)	(2)	(863)	438
Taxes on income	381	(13)	(13)	2	-	1,168	1,525
Segment results – net profit (loss)	1,192	(47)	(50)	(149)	(2)	(2,031)	(1,087)

*	The impairment loss in the cellular communications segment is presented under adjustments.

**	Results of the multichannel television segment are presented net of the total effect of impairment recognized as from the fourth quarter of 2018. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 14.3 for condensed selected information from the financial statements of DBS.

13.2.	Adjustments for segment reporting of profit or loss

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	927	1,370	476	876	1,851
Financing expenses, net	(193)	(235)	(159)	(136)	(549)
Adjustments for the multi-channel television segment	49	(3)	37	(17)	80
Profit (loss) for operations classified in other categories and other adjustments	2	1	(1)	(2)	9
Shares in losses of associates	-	(1)	-	(1)	(2)
Impairment loss of assets	-	(951)	-	(951)	(951)
Profit (loss) before income taxes	785	181	353	(231)	438

22

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2020 (Unaudited)

14.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

14.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2020	June 30, 2019	Dec 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	874	973	843
Non-current assets	3,261	3,146	3,245
Total assets	4,135	4,119	4,088
Current liabilities	694	638	667
Long-term liabilities	788	778	767
Total liabilities	1,482	1,416	1,434
Equity	2,653	2,703	2,654
Total liabilities and equity	4,135	4,119	4,088

Selected data from the statement of income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from services	799	846	394	430	1,709
Revenues from sales of terminal equipment	309	302	141	140	653
Total revenues from services and sales	1,108	1,148	535	570	2,362
Operating expenses
General and operating expenses	671	662	326	324	1,373
Salaries	160	189	70	95	373
Depreciation and amortization	301	312	151	156	633
Total operating expenses	1,132	1,163	547	575	2,379
Other operating expenses (income), net	(3)	3	(4)	3	82
Operating loss	(21)	(18)	(8)	(8)	(99)
Financing expenses (income)
Financing expenses	12	8	6	5	23
Financing income	(33)	(31)	(17)	(15)	(62)
Financing income, net	(21)	(23)	(11)	(10)	(39)

Profit (loss) before income tax	-	5	3	2	(60)
Income tax expenses (income)	1	1	2	-	(13)
Profit (loss) for the period	(1)	4	1	2	(47)

23

Notes to Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

14.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2020	June 30, 2019	Dec 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	441	446	462
Non-current assets	647	812	668
Total assets	1,088	1,258	1,130
Current liabilities	213	297	260
Long-term liabilities	100	149	143
Total liabilities	313	446	403
Equity	775	812	727
Total liabilities and equity	1,088	1,258	1,130

Selected data from the statement of income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues	631	680	314	339	1,339
Operating expenses
General and operating expenses	354	389	181	194	782
Salaries	126	135	62	67	261
Depreciation and amortization	89	92	45	46	190
Other expenses, net	-	15	-	15	163
Total operating expenses	569	631	288	322	1,396

Operating profit (loss)	62	49	26	17	(57)
Financing expenses (income)
Financing expenses	2	5	-	4	8
Financing income	(3)	(1)	(2)	-	(2)
Financing expenses (income), net	(1)	4	(2)	4	6

Profit (loss) before income tax	63	45	28	13	(63)
Income tax expenses (income)	15	10	7	3	(13)
Profit (loss) for the period	48	35	21	10	(50)

24

Notes to Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

14.3.	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	June 30, 2020	June 30, 2019	Dec 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	189	193	203
Non-current assets	260	290	268
Total assets	449	483	471
Current liabilities	444	552	485
Long-term liabilities	78	119	91
Total liabilities	522	671	576
Equity deficit	(73)	(188)	(105)
Total liabilities and equity deficit	449	483	471

Selected data from the statement of income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2020	2019	2020	2019	2019
	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)	{Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues	657	680	319	337	1,345
Operating expenses
Operating, general, and impairment expenses	441	482	210	248	923
Depreciation, amortization, and impairment	94	123	50	68	219
Salaries	102	110	48	54	216
Other operating expenses (income), net	(12)	34	(12)	(9)	42
Total operating expenses	625	749	296	361	1,400

Operating profit (loss)	32	(69)	23	(24)	(55)
Financing expenses (income)
Financing expenses	3	9	5	4	17
Financing income	(4)	(2)	(1)	(2)	(5)
Financing expenses (income), net	(1)	7	4	2	12

Profit (loss) before income tax	33	(76)	19	(26)	(67)
Income tax expenses	1	1	1	1	2
Profit (loss) for the period	32	(77)	18	(27)	(69)

25

Notes to Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

15.	Subsequent Material Events

On August 12, 2020, Pelephone received at its offices the Tenders Committee’s notification of the award of a range of frequencies, further to its participation in the tender for mobile radio-telephone service on advanced bandwidths. Pelephone has been allocated frequencies at a total cost of NIS 88.2 million, with the payment date set for September 2022. The tender specifies that incentives may be received, including a grant contingent on the deployment of 5G sites according to the conditions set out in the tender. The frequencies awarded to Pelephone are for the exclusive use of the Pelephone network.

26

Condensed Separate Interim Financial Information as at June 30, 2020

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

To:

The Shareholders of Bezeq - The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2020 and for the six-month and three-month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 20 million as of June 30, 2020, and the gain from this investee company amounted to NIS 1 million in the six-month and three-month periods then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1, which refers to Note 1.3 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect inter alia to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note, regarding the indictment filed against the former controlling shareholder for various offenses, including bribery and misleading information in an immediate report. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 16, 2020

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

Condensed Separate Interim Information of Financial Position

	June 30, 2020	June 30, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets
Cash and cash equivalents	433	648	134
Investments	1,206	1,928	1,180
Trade receivables	750	689	671
Other receivables	215	205	238
Loans granted to investees	16	73	17
Assets classified as available for sale	46	-	43
Total current assets	2,666	3,543	2,283

Trade and other receivables	206	243	200
Fixed assets	5,022	5,032	4,962
Intangible assets	236	236	233
Goodwill	265	265	265
Investment in investees	3,494	3,471	3,425
Loans granted to investees	-	32	32
Right-of-use assets	254	256	236
Non-current investments and other	94	128	92
Deferred taxes	35	18	53
Total non-current assets	9,606	9,681	9,498
Total assets	12,272	13,224	11,781

3

Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

Condensed Separate Interim Information of Financial Position (contd.)

	June 30, 2020	June 30, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	955	1,604	1,000
Trade and other payables	604	603	603
Current tax liabilities	35	9	-
Employee benefits	386	362	532
Current maturities for lease liabilities	82	106	106
Provisions (Note 5)	85	96	86
Total current liabilities	2,147	2,780	2,327

Loans and debentures	8,517	9,710	8,551
Loan from an investee	1,035	835	1,020
Employee benefits	301	420	288
Lease liabilities	186	162	146
Derivatives and other liabilities	171	153	134
Total non-current liabilities	10,210	11,280	10,139

Total liabilities	12,357	14,060	12,466

Equity
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	319	336	332
Deficit	(4,666)	(5,434)	(5,279)
Total equity (deficit) attributable to the Company’s shareholders	(85)	(836)	(685)
Total liabilities and equity (deficit)	12,272	13,224	11,781

David Granot	Dudu Mizrahi	Yali Rothenberg
Interim Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: August 16, 2020

The attached notes are an integral part of the separate financial information.

4

Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	For the six months ended June 30		For the three months ended June 30		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,062	2,063	1,044	1,020	4,073

Costs of activity
Salaries	453	464	224	231	911
Depreciation and amortization	430	411	218	204	861
Operating and general expenses (Note 3)	282	274	140	133	565
Other operating expenses (income), net (Note 4)	(6)	(492)	(2)	(423)	(406)
Total operating expenses	1,159	657	580	145	1,931

Operating profit	903	1,406	464	875	2,142
Finance expenses (income)
Finance expenses	222	259	166	148	608
Finance income	(10)	(12)	(3)	(7)	(39)
Finance expenses, net	212	247	163	141	569

Profit after finance expenses, net	691	1,159	301	734	1,573
Share in profits (losses) of investees, net	78	(2,156)	41	(2,135)	(2,279)
Profit (loss) before income tax	769	(997)	342	(1,401)	(706)
Income tax	167	276	72	172	381
Profit (loss) for the period	602	(1,273)	270	(1,573)	(1,087)

Condensed Separate Interim Information of Comprehensive Income

	For the three months ended June 30		For the three months ended June 30		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	602	(1,273)	270	(1,573)	(1,087)
Other items of comprehensive income (loss), net of tax	(2)	3	(10)	(10)	(32)

Total comprehensive income (loss) for the period	600	(1,270)	260	(1,583)	(1,119)

The attached notes are an integral part of the separate financial information.

5

Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

Condensed Separate Interim Information of Cash Flows

	For the six months ended June 30		For the three months ended June 30		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit (loss) for the period	602	(1,273)	270	(1,573)	(1,087)
Adjustments:
Depreciation and amortization	430	411	218	204	861
Share in losses of investees, net	(78)	2,156	(41)	2,135	2,279
Financing expenses, net	200	209	130	120	462
Capital gain, net	(5)	(460)	4	(416)	(513)
Income tax expenses	167	276	72	172	381

Change in trade and other receivables	(93)	13	(42)	31	20
Change in trade and other payables	(68)	(89)	(140)	(99)	(44)
Change in provisions	(1)	(36)	(1)	(10)	(45)
Change in employee benefits	(119)	(147)	(53)	(50)	(144)
Miscellaneous	(3)	(7)	(2)	(6)	(9)
Net cash provided by (used for) operating activities due to transactions with subsidiaries	11	(9)	(2)	5	4

Net income tax paid	(98)	(157)	(79)	(97)	(318)
Net cash from operating activities	945	887	334	416	1,847
Cash flows from investing activities
Investment in intangible assets and deferred investments	(68)	(65)	(35)	(33)	(123)
Proceeds from the sale of fixed assets	26	46	19	17	74
Proceeds from sale of the Sakia complex	-	328	-	323	328
Investment in bank deposits and securities	(971)	(1,780)	(461)	(669)	(2,067)
Proceeds from repayment of bank deposits and other	948	1,235	348	69	2,295
Purchase of fixed assets	(333)	(329)	(166)	(151)	(684)
Payment of betterment levy, permit fees and purchase tax for the Sakia complex	-	(149)	-	(149)	(74)
Receipt (payment) of appreciation tax for the sale of the Sakia complex	-	5	-	-	5
Investment in a subsidiary	-	(70)	-	-	(145)
Miscellaneous	10	9	4	2	29
Net cash provided by investing activities due to transactions with investees	44	90	11	18	149
Net cash used in investing activities	(344)	(680)	(280)	(573)	(213)
Cash flow from financing activities
Issue of debentures and receipt of loans	718	500	718	500	1,865
Repayment of debentures and loans	(763)	(355)	(763)	(355)	(3,425)
Interest paid	(163)	(190)	(158)	(185)	(419)
Payment of principal and interest for leases	(58)	(61)	(26)	(27)	(114)
Miscellaneous	-	-	-	-	(46)
Costs for early repayment of loans and debentures	(51)	-	(51)	-	(93)
Net cash provided by financing activities due to transactions with subsidiaries	15	20	15	20	205
Net cash provided by (used for) financing activities	(302)	(86)	(265)	(47)	(2,027)
Increase (decrease) in cash and cash equivalents, net	299	121	(211)	(204)	(393)
Cash and cash equivalents at beginning of period	134	527	644	852	527
Cash and cash equivalents at the end of the period	433	648	433	648	134

The attached notes are an integral part of the separate financial information.

6

Notes to the Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company” - Bezeq - The Israel Telecommunication Corporation Ltd.

“Associate”, the “Group”, “Investee” - as these terms are defined in the Company’s consolidated financial statements for 2019.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Schedule to the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Schedule”) with respect to the condensed separate interim financial information of the corporation. It should be read in conjunction with the separate financial information as of and for the year ended December 31, 2019 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2020, (“the Consolidated Financial Statements”).

The accounting policies used in preparing the condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2019.

2.	Revenues

	For the six months ended June 30		For the three months ended June 30		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Internet - infrastructure	797	793	402	396	1,578
Fixed-line telephony	506	533	258	264	1,039
Transmission and data communication	495	484	251	238	948
Cloud and digital services	142	139	70	68	274
Other services	122	114	63	54	234
	2,062	2,063	1,044	1,020	4,073

3.	General and Operating Expenses

	For the six months ended June 30		For the three months ended June 30		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Maintenance of buildings and sites	51	63	21	30	132
Marketing and general	80	73	41	34	146
Interconnectivity and payments to communications operators	55	49	30	24	97
Services and maintenance by subcontractors	43	37	22	19	82
Vehicle maintenance	13	17	6	9	35
Terminal equipment and materials	40	35	20	17	73
	282	274	140	133	565

7

Notes to the Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

4.	Other operating income, net

	For the six months ended June 30		For the three months ended March 31		Year ended December 31
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Expenses (income) for early retirement of employees	-	(25)	(5)	-	109
Capital gains (mainly from the sale of properties)	(5)	(460)	4	(416)	(513)
Other	(1)	(7)	(1)	(7)	(2)
	(6)	(492)	(2)	(423)	(406)

5.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include appropriate provisions in the amount of NIS 85 million, where provisions are required to cover the exposure arising from those Legal Claims.

Furthermore, motions to certify class actions have been filed against the Company, in respect of which the Company has additional exposure beyond the aforesaid amounts that cannot be quantified as the claims do not specify exact amounts.

Breakdown of the Company’s contingent liabilities as at June 30, 2020

Balance of provisions	Amount of additional exposure	Exposure for claims the success of which cannot yet be assessed
NIS million
85	1,320 (1)	3,461 (2)

* CPI-linked and prior to addition of interest

(1)	Includes exposure of NIS 687 million in respect of a motion to certify a class action that was filed by a shareholder against the Company and officers thereof for alleged reporting omissions by the Company with respect to the wholesale market reform.

(2)	The exposure includes:

a.	Two motions to certify a class action, for a total of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies of the group of the Company’s former controlling shareholder, concerning a transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a consolidated motion is expected to be filed instead of these two motions. The proceeding was stayed due to the investigation described in Note 1.3 to the Consolidated Financial Statements and at the request of the Attorney General, at this stage, until September 25, 2020.

b.	Exposure of NIS 0.9 billion in respect of a motion to certify a class action, filed against the Company in May 2020, concerning Internet advertising bundles offered through the B144 site (the amount of the exposure was written by hand and no explanation or calculation was provided in regard thereto).

For further information concerning contingent liabilities see Note 7 to the Consolidated Financial Statements.

8

Notes to the Condensed Separate Interim Financial Information as at June 30, 2020 (unaudited)

6.	Events in and subsequent to the reporting period

6.1	For further information concerning the investigation by the Israel Securities Authority and the Israel Police, see Note 1.3 to the Consolidated Financial Statements.

6.2	For further information concerning the effects of the spread of the Covid-19 pandemic, see Note 1.2 to the Consolidated Financial Statements.

6.3	For further information concerning the Company’s debentures and loans, see Note 6 to the Consolidated Financial Statements.

6.4	Regarding an impairment loss in respect of DBS and testing for indications of impairment at Pelephone and Bezeq International, see Note 5 to the Consolidated Financial Statements.

6.5	In 2019 the Company made capital investments in DBS for a total of NIS 145 million based on undertakings that were provided by the Company to DBS.

In February 2020 the Company’s Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment in a total amount of NIS 250 million for 15 months, from January 1, 2020 until March 31, 2021, instead of the undertaking from November 2019. This undertaking was replaced in May 2020 by an undertaking to provide a credit facility or capital investment in a total amount of NIS 250 million for 15 months, from April 1, 2020 until June 30, 2021, instead of the undertaking from February 2020.

In August 2020 the Company’s Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment for a total of NIS 250 million for 15 months, from July 1, 2020 until September 30, 2021, instead of the undertaking from May 2020.

9

Chapter E:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended June 30, 2020

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Report of internal control over financial reporting and disclosure:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C(a) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970:

Management, under the supervision of the Board of Directors of Bezeq The Israel Telecommunication Corp Limited (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Dudu Mizrahi, CEO

2.	Ehud Mezuman, VP Human Resources Division

3.	Udi Atar, VP Private Division

4.	Eyal Kamil, VP Operations and Logistics Division

5.	Itzik Ben Eliezer, VP Technologies and Network Division

6.	Amir Nachlieli, Legal Counsel

7.	Erez Hasdai, VP Regulation and Economics

8.	Guy Hadass, VP Corporate Communications

9.	Yali Rothenberg, CFO Bezeq Group

10.	Nir David, VP Business Division

11.	Keren Laizerovitz, VP Marketing & Innovation Division

In addition to the said members of Management, the following serve in the Company:

1.	Lior Segal, Internal Auditor

2.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format set forth in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

In the quarterly report on the effectiveness of internal control over financial reporting and disclosure that was attached to the Quarterly Report for the period ended March 31, 2020 (“the Last Quarterly Report on Internal Control”), the internal control was found to be effective.

Up until the reporting date no event or matter was brought to the attention of the Board and Management that would change the assessment of the effectiveness of the internal control as found in the Last Quarterly Report on Internal Control.

The Board of Directors and Management also examined, inter alia, the effect of the COVID-19 pandemic on the internal control, including an assessment of the existence of new risks and an assessment of the quality and strength of the Company’s internal control related to financial reporting and disclosure. The conclusion of the assessment is that nothing in this pandemic has changed the assessment of effectiveness of the internal control.

At the reporting date, based on the assessment of the effectiveness of internal control in the Last Quarterly Report on Internal Control, the internal control is effective.

Concerning the investigations of the Israel Securities Authority and the Israel Police as detailed in section 1.1.5 of the Description of Company Operations in the 2019 Periodic Report, the Company does not have complete information about the investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the investigations are lifted, the review of all matters related to subjects that arose during those investigations will be completed as required.

2.	Declaration of Executives:

A.	Declaration of the CEO in accordance with Regulation 38C(d)(1) of the Israel Securities Regulations (Periodic and Immediate Reports),1970:

I, Dudu Mizrahi, declare that:

1.	I have reviewed the quarterly report of Bezeq The Israel Telecommunication Corp Limited, (“the Company”) for the second quarter of 2020 (“the Reports”).

2.	To the best of my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

3.	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

A.	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports.

B.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles.

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me that would change the conclusions of the Board of Directors and Management concerning the effectiveness of internal controls over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: August 16, 2020

Dudu Mizrahi, CEO

B.	Declaration of the CFO of the Company and the Group in accordance with Regulation 38C(d)(2) of the Israel Securities Regulations(Periodic and Immediate Reports),1970:

I, Yali Rothenberg, declare that:

1.	I have reviewed the interim financial statements and other financial information included in the reports for the interim period of Bezeq The Israel Telecommunication Corp Limited, (“the Company”) for the second quarter of 2020 (“the Reports” or “the Reports for the Interim Period”).

2.	To the best of my knowledge, the interim financial statements and other financial information included in the Reports for the Interim Period do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

3.	To the best of my knowledge, the interim financial statements and other financial information in the Reports for the Interim Period fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

A.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the interim financial statements and other financial information included in the Reports for the Interim Period, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law

B.	Any fraud, whether or not material, that involves the CEO, or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under our supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

B.	Established controls and procedures or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me in respect of the interim financial statements and to any other financial information included the Reports for the Interim Period, that would change in my opinion the conclusions of the Board and Management concerning the effectiveness of the internal control over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: August 16, 2020

Yali Rothenberg,
CFO Bezeq Group

D.B.S. Satellite Services (1998) Ltd.

Valuation to Test for Impairment as of June 30, 2020

August 2020

The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

14 Kremenetski St., Tel Aviv, 6789912 | Phone: | 03-5617801 Fax: 077-3181607

Foreword and Limitation of Liability

Pursuant to the engagement letter of December 15, 2019, signed December 22, 2019, Prometheus Financial Advisory Ltd. (“Prometheus” or “the Firm”) was retained by Mr. Amit Kurland, CPA, Head of Accounting for Bezeq – The Israel Telecommunication Company Ltd. (“Bezeq” or “the Client”) to perform a valuation of DBS Satellite Services (1998) Ltd. (“yes” or “the Company”) to prepare an impairment test report as of June 30, 2020, in accordance with IAS 36 (“the Valuation” or “the Report”). The Report is intended solely for the use of the Client and meant to be attached and presented in the financial report. This report may not be used for any other purpose, without the Firm’s prior written permission.

Financial studies are designed to reasonably and fairly reflect a given state of affairs at a given time, based on known data and according to underlying assumptions, estimates and forecasts, including forward-looking information (as defined in the Securities Law, 1968) whose materialization is uncertain. As a result, this Valuation is only valid as of its signature date, and is based on information from the Company and/or persons acting on its behalf and additional sources such as financial statements, assessments, forecasts, and appraisals (“the Information”). The Valuation describes the Information, analyses and review procedures used in its preparation, but this description is not necessarily full or detailed. It is emphasized that the Firm does not independently review the Information, and assumes the information is reliable. Thus, the Valuation does not verify the Information’s accuracy or integrity and does not include an audit of its compliance with accounting principles. The Firm is not responsible for any implications of the Information’s presentation methods (accounting or otherwise). The Information is partly based on existing knowledge as of the Valuation date, and on various assumptions and expectations concerning the Company and numerous external factors, including market conditions, existing and potential competitors, and general economic conditions. If the Information is found to be incomplete, inaccurate or unreliable, the results of the Valuation are liable to change, and so the Firm reserves the right to update the Valuation should any new Information arise. However, it is noted that the Firm is not aware of any matter which indicates that the Information is unreasonable.

It is clarified that the Firm has no dependence or vested interest in the Valuation, the Company and the Company’s controlling shareholders, other than the fact that the Firm received fees for this Valuation, and such fees were not contingent on the results of the Valuation.

The Valuation does not constitute a due diligence process and cannot serve in its place. Furthermore, the Valuation is not intended to set a value for any specific investor and does not constitute legal advice or opinion. For the avoidance of doubt, it is clarified that the Valuation does not constitute an offer or recommendation or opinion for the buying/selling of securities or any transaction whatsoever.

The Firm, any company under its control, and any of their controlling shareholders and officers are not liable (except through malicious action) for any damage, loss of reputation, loss, loss of profits, and expenses of any kind, whether direct or indirect (“the Damage”) incurred by persons relying on this Valuation or any part thereof, whether such Damage was foreseeable or not. The Client will not be entitled to any amount from us for such Damage, whether contractually or in tort, by law or otherwise, or as punitive or special damages, or in connection with claims arising from or otherwise related to this Valuation. Furthermore and without prejudice to the above, should we be required (through legal proceedings or otherwise) to pay any amount to a third party in connection with the performance of this Valuation, the Client commits to indemnifying us immediately upon our first demand for any such amount exceeding three times our fee, unless we acted maliciously or in gross negligence.

It is noted that rounding of numbers may constitute an immaterial deviation when summing/multiplying the numbers presented in this Valuation.

Previous Valuations and Information Sources

Previous financial studies:

The Firm tested Bezeq’s Multi-Channel Television segment for impairment as of June 30, 2020. Below is a comparison of the segment’s valuations and key metrics therein (this Valuation) over time:

Valuations	EV (NIS millions)	Discount rate (post-tax)	Terminal growth rate	Value-in-Use (NIS millions)
Multi-Channel Television - impairment testing as of Dec. 31, 2017 (value in use)	1,346	8.5%	1.0%	1,346
Multi-Channel Television - impairment testing as of Dec. 31, 2018 (NRV)	(229)	NA	NA	(871)
Multi-Channel Television - impairment testing as of Mar. 31, 2019 (NRV)	(232)	NA	NA	NA
Multi-Channel Television - impairment testing as of Jun. 30, 2019 (NRV)	(199)	NA	NA	NA
Multi-Channel Television - impairment testing as of Sep. 30, 2019 (NRV)	(148)	NA	NA	NA
Multi-Channel Television - impairment testing as of Dec. 31, 2019 (NRV)	(153)	8.5%	0%	(581)
Multi-Channel Television - impairment testing as of Mar. 31, 2020 (NRV)	(139)	NA	NA	NA
Multi-Channel Television - impairment testing as of Jun. 30, 2020 (NRV)	(113)	NA	NA	NA

Previous Valuations and Information Sources

Key sources of information used in the Valuation:

●	Yes’s audited financial statements for 2017-2019 and the draft financial statements as of June 30, 2020

●	Long-term forecast prepared by the Company’s management for 2020-2026

●	Company valuation as of December 31, 2015

●	Company valuation as of December 31, 2016

●	Company valuation as of June 30, 2017, September 30, 2017, December 31, 2017, December 31, 2018, March 31, 2019, June 30, 2019, September 30, 2019, December 31, 2019, March 31, 2020

●	Purchase Price Allocation (PPA) for Yes as of March 23, 2015

●	Other financial data and various oral clarifications received on demand

●	Background information and market data, from public sources on the Internet, press articles, or other public sources

●	Israel Central Bureau of Statistics and Bank of Israel data

●	The Capital IQ system

●	Discussions and meetings with Company staff

The Appraisal Company

Prometheus Financial Advisory

Prometheus Financial Advisory is an independent economic and financial advisory firm headed by Yuval Zilberstein (CPA), Eyal Szewach (B.Sc, MBA), Eli Malka (CPA), Ben Orion (CPA), and Gideon Peltz (CPA). The Firm advises clients on M&A transactions, and on significant financial projects across a diverse range of industries.

The Valuation was prepared by a team headed by Gideon Peltz, who holds a BA in Accounting and Economics from Tel Aviv University. Mr. Peltz has extensive experience in valuation, financial statement analysis, preparing expert opinions, and performing various financial advisory studies for companies and businesses.

Sincerely,

Prometheus Financial Advisory Ltd.
Signed: August 12, 2020
Gideon Peltz

Executive Summary

Executive Summary

Company overview

General

DBS Satellite Services (1998) Ltd. (“yes” or “Multi-Channel Television Operations”) was incorporated in Israel in 1998. Yes holds a Ministry of Communications license for satellite-based television broadcasts.

Until March 25, 2015, Bezeq held 49.78% of Yes’s issued capital, and warrants to an additional 8.6%. Yes’s remaining share capital was held by Eurocom D.B.S. Ltd. On March 25, 2015, Bezeq exercised its warrants, without payment, and on June 24, 2015, it bought all of Eurocom D.B.S.’s holdings in Yes along with the shareholder loans which Eurocom Communications Ltd. (the controlling shareholder in Bezeq) had extended to Yes.

As of the end of the third quarter of 2019, Yes’s market share went down1 to 32%, from 34% at the end of 2018. This decrease was mainly due to the entry of new OTT competitors – Cellcom, Partner, Netflix, and others.

HOT is the company with the largest share of the multi-channel television market – 42% as of the third quarter of 2019.1 Together with Cellcom’s and Partner’s 26% share, they are Yes’s main competitors in this market.

Yes’s revenues are derived from the following services:

Advanced services – Yes offers various advanced satellite STBs, which allow, among other things, pre-recording content and high-definition broadcasts.

Furthermore, Yes offers a multi-room service, which allows content recorded on a DVR-enabled STB to be viewed on a non-DVR STB over the home network. Yes’s customers also have free access to the yesGo application, and to Primetime and Start Over services (on smart STBs).

VOD - Yes offers video on demand content through internet-enabled STBs.

Multi-channel television – Yes offers a broad range of 150 different channels including 30 high-definition (HD) channels, radio channels, and interactive services.

yes+ - IP-based television service, including all linear television channels included in the multi-channel television offering, VOD content, and a state-of-the-art tech platform.

Sting TV – OTT television services offering a selection of plans and VOD services, connected through a streamer. Sting competes at the lower end of the price spectrum.

[1]	Based on Bezeq’s, Partner’s and Cellcom’s financial statements for 2019. Since Q2/2018, data on HOT’s operations are not presented in Altice’s statements. Figures for HOT are based on a study of market developments and Company assessments.

Executive Summary

Results of valuation

Valuation under the DCF model

According to the impairment testing made in the Company’s financial statements as of December 31, 2018 (IAS36), we found that value in use was negative and materially lower than the carrying amount. Quarterly testing indicated that:

●	According to the Company’s management, COVID-19’s effects are expected to be short-term only.
●	No material changes occurred in market expectations.
●	No regulatory changes occurred.

In light of the above, the value in use of the Company’s operations as of June 30, 2020 is negative and materially lower than the carrying amount as of this date. It is thus necessary to assess the net realizable value of the Company’s assets under IAS36 requirements.

Valuation by the net realizable value method

Under this method, the net realizable value (NRV) of the Company’s assets were valued as follows:

	Balance sheet value as
Details / NIS millions	of June 30, 2020 before H1/2020 impairment	Write-off	NRV	NAV
Cash and cash equivalents	55	-	55	-
Trade receivables	120	-	120	120
Other receivables	14	-	14	14
Broadcasting rights	152	(87)	65	65
Property, plant and equipment	158	(38)	120	120
Intangible assets	26	(25)	1	1
Customer relations	-	-	-	-
Real estate right-of-use assets	66	-	66	66
Vehicle operating lease right of use assets	8	-	8	8
Total assets	599	(150)	449	394
Bank credit	-	-	-	-
Current maturities on debentures	-	-	-	-
Trade payables	(360)	-	(360)	(360)
Other payables	(60)	-	(60)	(60)
Provisions	(4)	-	(4)	(4)
Bank loans	-	-	-	-
Other liabilities	(2)	-	(2)	(2)
Employee benefits	(15)	-	(15)	-
Real estate lease liabilities	(68)	-	(68)	(68)
Vehicle operating lease liabilities	(13)	-	(13)	(13)
Total liabilities	(522)	-	(522)	(507)
Equity	77	(150)	73	(113)

Thus, Yes’s EV, as derived from the fair value of balance sheet items revalued under IAS 36 and IFRS 15 requirements is negative 113 million NIS.

*	The asset’s presentation method was provided by the Company.

Executive Summary

Results of valuation

Valuation by the net realizable value method – cont.

Under this method, the net realizable value (NRV) of the Company’s assets were valued as follows:

	Balance sheet value as
Details / NIS millions	of June 30, 2020 before Q2/2020 impairment	Write-off	NRV	NAV
Cash and cash equivalents	55	-	55	-
Trade receivables	120	-	120	120
Other receivables	14	-	14	14
Broadcasting rights	103	(38)	65	65
Property, plant and equipment	140	(20)	120	120
Intangible assets	15	(14)	1	1
Customer relations	-	-	-	-
Real estate right-of-use assets	66	-	66	66
Vehicle operating lease right-of-use assets	8	-	8	8
Total assets	521	(72)	449	394
Bank credit	-	-	-	-
Current maturities on debentures	-	-	-	-
Trade payables	(360)	-	(360)	(360)
Other payables	(60)	-	(60)	(60)
Provisions	(4)	-	(4)	(4)
Bank loans	-	-	-	-
Other liabilities	(2)	-	(2)	(2)
Employee benefits	(15)	-	(15)	-
Real estate lease liabilities	(68)	-	(68)	(68)
Vehicle operating lease liabilities	(13)	-	(13)	(13)
Total liabilities	(522)	-	(522)	(507)
Equity	(1)	(72)	(73)	(113)

Thus, Yes’s EV, as derived from the fair value of balance sheet items revalued under IAS 36 and IFRS 15 requirements, is negative 113 million NIS.

*	The asset’s presentation method was provided by the Company.

Executive Summary

Changes in Yes’s value

Changes in Yes’s value

Changes in Yes’s value over time:

Details	NIS millions	Details
Yes valuation as of Dec. 31, 2017	1,346	Prometheus valuation (value in use) Mar. 28, 2018
% Change	(24)%
Yes valuation as of Dec. 31, 2018	(229)	Prometheus valuation (NRV) from Mar. 18, 2019
% Change	(117)%
Yes valuation as of Mar. 31, 2019	(232)	Prometheus valuation (NRV) from May 13, 2019
% Change	(7)%
Yes valuation as of Jun. 30, 2019	(199)	Prometheus valuation (NRV) from Aug. 25, 2019
% Change	14%
Yes valuation as of Sept. 30, 2019	(148)	Prometheus valuation (NRV) from Nov. 10, 2019
% Change	36%
Yes valuation as of Dec .31, 2019	(153)	Prometheus valuation (NRV) from Mar. 9, 2020
% Change	(3)%
Yes valuation as of Mar. 31, 2020	(139)	Prometheus valuation (NRV) from May 12, 2020
% Change	9%
Yes valuation as of Jun. 30, 2020	(113)	Prometheus valuation (NRV) from Aug. 12, 2020
% Change	19%

Explanation: The Company is characterized by increasingly high inflexible costs in its content category and by significant investments in non-consumable equipment (mainly STBs). The Company was unable to adjust its costs to changing market conditions, and thus subscriber attrition and declining ARPU, coupled with heavy investment volumes and significant content expenses, have translated to a negative cash flow, leading to a steady decline in the Company’s value.

Chapter 1 – Description of the Company’s Business

Chapter 1 – Description of the Company’s Business

Description of the Company’s business

General

DBS Satellite Services (1998) Ltd. (“yes” or “Multi-Channel Television Operations”) was incorporated in Israel in 1998. Yes holds a Ministry of Communications license for satellite-based television broadcasts.

Until March 25, 2015, Bezeq held 49.78% of Yes’s issued capital, and warrants to an additional 8.6%. Yes’s remaining share capital was held by Eurocom D.B.S. Ltd. On March 25, 2015, Bezeq exercised its warrants, without payment, and on June 24, 2015, it bought all of Eurocom D.B.S.’s holdings in Yes along with the shareholder loans which Eurocom Communications Ltd. (the controlling shareholder in Bezeq) had extended to Yes.

As of the end of the third quarter of 2019, Yes’s market share went down1 to 32%, from 34% at the end of 2018. This decrease was mainly due to the entry of new OTT competitors – Cellcom, Partner, Netflix, and others.

HOT is the company with the largest share of the multi-channel television market – 42% as of the third quarter of 2019.1 Together with Cellcom’s and Partner’s 26% share, they are Yes’s main competitors in this market.

Yes’s revenues are derived from the following services:

■	Multi-channel television – Yes offers a broad range of 150 channels, such as: sports, nature, science and history, movies, series, kids and teens, music, recreation and lifestyle, foreign language channels, etc. Yes also offers some 30 high-definition (HD) channels, radio channels, and interactive services. Some of these channels are included in basic and entry-level bundles, and some are purchased by customers specifically in addition to the basic and entry-level bundles. In January 2018, Yes launched a new service – yes Ultimate – a bundle comprising most content channels, premium channels, an enhanced STB, VOD, and additional services, for NIS 199 a month, including VAT. It is noted that Yes’s current plans charge additional fees above the basic plan price for additional STBs installed in the client’s house, and for additional, off-plan channels.

[1]	Based on Bezeq’s, Partner’s and Cellcom’s financial statements for 2019. Since Q2/2018, data on HOT’s operations are not presented in Altice’s statements. Figures for HOT are based on a study of market developments and Company assessments.

Chapter 1 – Description of the Company’s Business

Description of the Company’s business

■	Advanced services – Yes offers various PVR satellite STBs, which allow pre-recording of content. Yes also offers HD Zapper boxes (yesHD), which support HD broadcasting; HDPVR boxes, which support both recording and HD broadcasting; and 4K boxes (yes Ultra), which support 4K broadcasting and recording. Furthermore, Yes offers a multi-room service, which allows content recorded on a recording STB to be viewed on a non-recording STB over the home network. Some customers also receive free use of the yesGo app, which delivers a range of television channels for viewing on smartphones, tablets, and various computers. Finally, Yes offers Primetime and Start Over services (on supported STBs).

■	VOD – Yes offers video on demand content through Internet-connected STBs.

■	yes+ – IP-based television service, including all linear television channels included in the multi-channel television offering, VOD content, and a state-of-the art tech platform.

■	Sting TV – OTT television services offering a selection of linear and VOD services, connected through a streamer. Sting TV competes at the lower end of the price spectrum and is the Company’s response to other streaming services.

Yes - Key Performance Indicators (KPIs)

Exhibit 1: Yes – KPIs

Indicator	Note	2017	2018	2019	Q2/2020
Subscribers (thousands)	1	587	574	555	557
% Change		(4.4)%	(2.3)%	(3.3)%	0%
ARPU*	2	227.3	207.2	196.9	190.1
% Change		(1.8)%	(8.8)%	(5.0)%	(3.4)%

1.	The number of Yes multi-channel television subscribers has stabilized after declining for several years because of new competitors and substitute services such as Cellcom TV, Partner TV, traditional competition from HOT, competition from streaming services (Netflix and others) and pirated content. The stabilization is due to an improvement in the subscriber attrition rate.

2.	Increasing competition has been driving down ARPU, leading the Company to lower its prices (e.g. - the Company’s ‘Ultimate’ initiative which included price cuts). In the second quarter of the year, ARPU declined due to diminishing revenues from sports broadcasts (following cancellation of sports events amid the COVID-19 outbreak).

*	In Q1/2020 the Company changed the method for measuring ARPU, and updated the historical data as well, for the purpose of reviewing the changes over time.

Chapter 1 – Description of the Company’s Business

Description of the Company’s business

●	Increasing competition – The growth of local and international IPTV providers, that do not need to build specialized infrastructure and that, as of the valuation date, are not subject to regulation, increases market competition. Yes’s management estimates that continued growth of such competition may have a material adverse effect on the Company’s results and operations.

●	Transition to OTT technology – Yes has announced a gradual transition to OTT technology. OTT is an interactive and bi-directional technology. The transition is due to the fact that satellite products cannot compete with IP products in the long run, due to the growing gap in customer experience. The transition will be gradual (entailing a gradual replacement of satellite STBs with IP STBs, upgrades to broadcasting infrastructure, building a customer support network, and adapting content contracts to the broadcast format). These conditions, coupled with expectations for continued competition throughout the forecast period and a relatively inflexible cost structure have led us to project significant operating losses and negative cash flows in the coming years, before and until the Company completes the shift in its technological and business model.

●	Triple offering – In July 2019, DBS began selling bundles offering its content services (satellite TV or Sting TV services) along with Bezeq International’s internet access and home landline services.

●	Streamlining and synergy agreement – On March 14, 2019, the Company signed a collective arrangement with the Histadrut Leumit (National Labor Federation) and the workers’ union, concerning streamlining and synergy processes to be implemented between June 1, 2019 and December 31, 2021 (“the Arrangement”). The Arrangement states, among other things, that the Company may terminate up to 325 employees in the Arrangement period, and grant a one-time bonus to employees not included in the retirement plan. The Arrangement further states that the Company may also streamline operations by not recruiting employees instead of those who have been terminated. Following the Arrangement’s signature and disclosure of the streamlining plan’s details to the workers’ union, the Company recognized expenses (mainly employee termination benefits) of NIS 40 million, under the Company’s other operating expenses.

Chapter 2 - Valuation

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Fair Value

Introduction

We have received the Company management’s response to several material events from H1/2020 which may affect the multi-year forecast presented to us in January 2020:

●	Streamlining in the areas of wages and procurement.

●	Greater-than-expected revenues from increased paid content consumption, mainly due to the coronavirus crisis.

●	Lower wage costs due to temporary reduction in the workforce caused by the COVID-19 pandemic.

●	Decreased investments from the budget, mainly due to timing gaps.

Based on data provided by the Company’s management, all the above factors are expected to have only a short-term impact.

It is thus necessary to assess the net realizable value of the Company’s assets, as presented in this chapter.

Change in PP&E asset values in Yes’s books

Yes’s PP&E balance as of June 30, 2020 is NIS 140 million. The fair value of its PP&E assets is as follows:

PP&E / NIS millions	Balance sheet value as of June 30, 2020*	Fair value
Broadcasting and receiving equipment	18	18
Installation costs	13	1
ULTRA boxes**		74
Streamers**	107	25
Other STBs		-
Office furniture and equipment	2	1
Improvements to leased property	-	-
Total value	140	120

Conclusion: The total fair value of PP&E in our valuation was NIS 120 million.

*	Before impairment in Q2/2020.

**	Under IAS 36 and after consulting with the Company’s management, the lower of depreciated cost or fair value.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Fair Value

Change in PP&E asset values in Yes’s books

The STB item in Yes’s PP&E is composed of (in increasing order of technological sophistication): SD boxes, MAX boxes, HD boxes, Total boxes, Quatro boxes, and Ultra boxes. Company management stated that these STBs have been customized to Yes’s technology. Thus, in considering the fair value of Yes’s STBs, it was found that since these are used STBs, and due to high adaptation costs, collection costs, and the technological obsolescence of most of these STBs, the boxes do not have any disposal value except for the Ultra boxes which were introduced in 2017, and the Sting boxes and other streamers which can be used by all operators and individuals. For more details, see Appendices A – D.

The streamers item in Yes’s PP&E is composed of (in increasing order of technological sophistication): Sting, Xiaomi, 5G Apple TV and Android boxes. In measuring the fair value of these boxes, we considered the costs of collecting boxes from customer homes. The Company is transitioning from Sting boxes to more advanced boxes, and is moving to a business model that leases boxes instead of selling them. As a result, the Company is de-recognizing Sting boxes in the warehouses from its balance sheet. For more information, see Appendices B – D.

We examined additional PP&E items and found that some have value as used products, as shown in the above table.

Summary

The fair value of Yes’s PP&E as shown in the above table totals NIS 120 million.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Results of Valuation

Change in intangible asset values in Yes’s books

As of June 30, 2020, Yes’s intangible assets totaled NIS 15 million, composed mainly of licenses and software, some of which were uniquely customized for Yes’s use in its routine operations. Thus, these assets do not have any fair value as a used product. The intangible assets balance includes upgrades to the Company’s storage and back-up system, which we found to be of value.

Summary

The fair value of Yes’s intangible assets totals NIS 1 million.

Broadcasting rights

Yes’s broadcasting rights totaled NIS 103 million as of June 30, 2020. This asset comprises the cost of broadcasting rights net of utilized rights and write-downs made on Mar. 31, 2020. Some rights cannot be sold on the secondary market due to contractual stipulations arising from the structure of the agreement dictated by regulatory restrictions (due to the requirement for exclusive procurement, procurement agreements do not allow the sale of rights on the secondary market). However, the Company’s management stated that its rights in original content which Yes produces may be sold at a fair value of NIS 65 million. The broadcasting rights are calculated as follows:

Movies and series procurement

The Company’s management clarified that value cannot be attributed to movies and series since broadcasting rights are non-transferrable (except the option to assign rights in the case of a merger with Bezeq), and so we assess Yes’s fair value for its rights in movies and series to be NIS 0.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Results of Valuation

Original productions which have aired

We examined the probability for sale and the recovery rate expected from the sale* of original productions which have already aired according to the year in which they were created. The fair value for Yes’s rights in original productions which have aired is NIS 31.6 million**.

Original productions which have not aired

We examined the probability for sale and the recovery rate expected from the sale* of original productions which have not yet aired according to their production stage (writing, filming, ready-to-air). The fair value for Yes’s rights in original productions which have not aired is NIS 33.6 million**.

*	The probability rate for recovering the full investment through the net sale.

**	The discounted balance according to the Company’s assumptions on the realization rate of original productions.

Broadcasting rights

Conclusion: Between 2017-2019, broadcasting rights net of utilized rights ranged from NIS 450 million to NIS 480 million. In this period, revenues from content sales accounted for 0.5% to 3% of broadcasting rights net of utilized rights. The fair value of broadcasting rights was estimated at NIS 65 million, accounting for 14% of the rights as of June 30, 2020.* In other words, the fair value of broadcasting rights as of the valuation date was also reasonable compared to actual sales in previous years, since the valuation deals with the disposal of these assets without continued development. Thus, we believe that consideration for these assets at a rate of 14% of their carrying amount (equivalent to 4 years of their historical inflows) is reasonable.

*	At carrying amount before amortization.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Results of Valuation

Changes to the value of real estate rights in Yes’s books

We examined the Company’s rights to long-term real estate assets. As of June 30, 2020, these totaled NIS 66 million, as compared to liabilities of NIS 68 million. Since Yes’s commercial terms are at market prices and it can sub-let them, assets and liabilities at fair value are negligible and were not included.

Summary

The fair value for Yes’s rights and obligations in real estate remains at their carrying amounts.

Changes to the Value of Vehicle Leases in Yes’s Books

Since the balance is outside the scope of IAS 36, the asset’s method of presentation was specified by the Company.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Results of Valuation

Summary of valuation by the net realizable value method

Under this method, we assessed the net realizable value (NRV) of the Company’s assets, according to their previously presented fair value.

Details / NIS millions	Balance sheet value as of June 30, 2020 before Q2/2020 impairment	Write-off	NRV	NAV

Cash and cash equivalents	55	-	55	-
Trade receivables	120	-	120	120
Other receivables	14	-	14	14
Broadcasting rights	103	(38)	65	65
Property, plant and equipment	140	(20)	120	120
Intangible assets	15	(14)	1	1
Customer relations	-	-	-	-
Real estate right-of-use assets	66	-	66	66
Vehicle operating lease right of use assets	8	-	8	8
Total assets	521	(72)	449	394
Bank credit	-	-	-	-
Current maturities on debentures	-	-	-	-
Trade payables	(360)	-	(360)	(360)
Other payables	(60)	-	(60)	(60)
Provisions	(4)	-	(4)	(4)
Bank loans	-	-	-	-
Other liabilities	(2)	-	(2)	(2)
Employee benefits	(15)	-	(15)	-
Real estate lease liabilities	(68)	-	(68)	(68)
Vehicle operating lease liabilities	(13)	-	(13)	(13)
Total liabilities	(522)	-	(522)	(507)
Equity	(1)	(72)	(73)	(113)

Thus, Yes’s equity, as derived from the fair value of balance sheet items revalued under IAS36, is negative 113 million.

*	The asset’s presentation method was provided by the Company.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Results of Valuation

Summary of valuation by the net realizable value method – cont.

Valuation as of March 31, 2020:

Details / NIS millions	Balance sheet value as of June 30, 2020 before H1/2020 impairment	Write-off	NRV	NAV

Cash and cash equivalents	55	-	55	-
Trade receivables	120	-	120	120
Other receivables	14	-	14	14
Broadcasting rights	152	(87)	65	65
Property, plant and equipment	158	(38)	120	120
Intangible assets	26	(25)	1	1
Customer relations	-	-	-	-
Real estate right-of-use assets	66	-	66	66
Vehicle operating lease right- of-use assets	8	-	8	8
Total assets	599	(150)	449	394
Bank credit	-	-	-	-
Current maturities on debentures	-	-	-	-
Trade payables	(360)	-	(360)	(360)
Other payables	(60)	-	(60)	(60)
Provisions	(4)	-	(4)	(4)
Bank loans	-	-	-	-
Other liabilities	(2)	-	(2)	(2)
Employee benefits	(15)	-	(15)	-
Real estate lease liabilities	(68)	-	(68)	(68)
Vehicle operating lease liabilities	(13)	-	(13)	(13)
Total liabilities	(522)	-	(522)	(507)
Equity	77	(150)	73	(113)

Thus, Yes’s equity, as derived from the fair value of balance sheet items revalued under IAS36, is negative 113 million.

*	The asset’s presentation method was provided by the Company.

Chapter 2 - Valuation

Multi-Channel Television Operations (Yes) - Results of Valuation

Summary of valuation by the net realizable value method

Changes in Yes’s value over time:

Details	NIS millions	Details
Yes valuation as of Jun. 30, 2017	1,947	Giza valuation (value in use) from Aug. 23, 2017
%Change	(24)%
Yes valuation as of Sept. 30, 2017	1,761	Giza valuation (value in use) from Nov. 27, 2017
%Change	(10)%
Yes valuation as of Dec. 31, 2017	1,346	Prometheus valuation (value in use) from Mar. 28, 2018
%Change	(24)%
Yes valuation as of Dec. 31, 2018	(229)	Prometheus valuation (NRV) from Mar. 18, 2019
%Change	(117)%
Yes valuation as of Mar. 31, 2019	(232)	Prometheus valuation (NRV) from May 13, 2019
%Change	(7)%
Yes valuation as of Jun. 30, 2019	(199)	Prometheus valuation (NRV) from Aug. 25, 2019
%Change	14%
Yes valuation as of Sept. 30, 2019	(148)	Prometheus valuation (NRV) from Nov. 10, 2019
%Change	26%
Yes valuation as of Dec .31, 2019	(153)	Prometheus valuation (NRV) from Mar. 9, 2020
%Change	(3)%
Yes valuation as of Mar. 31, 2020	(139)	Prometheus valuation (NRV) from May 12, 2020
%Change	9%
Yes valuation as of Jun. 30, 2020	(113)	Prometheus valuation (NRV) from Aug. 12, 2020
%Change	19%

Appendices

Appendix A

Fair value of STBs

Fair value of Ultra boxes

We assumed that Yes would sell its Ultra boxes at a discount as they are used and would be past-warranty upon sale. We also attributed box-collection costs and box-repair costs.

Box collection: According to the Company’s management, there are 113.1 thousand boxes installed in customer homes and requiring collection costs. Collection costs are NIS 50 per unit.

Furthermore, under IAS 36 and after consulting with the Company’s management, the value will be the lower of either depreciated cost or fair value for each tier*

Tier	Depreciated value in books (NIS)	Depreciated value in books (USD)	Depreciated value - Prometheus	Attributed box derecognition (USD)	Attributed adaptation costs (USD)	Attributed collection costs (USD)	Depreciated cost, Prometheus measurement, after adaptation and collection costs	Value for valuation
2016 boxes	2,112	609	504	(5)	(52)	(49)	399	399
2017 boxes	17,090	4,931	5,238	(47)	(422)	(445)	4,323	4,323
2018 boxes	32,918	9,497	9,174	(83)	(547)	(626)	7,918	7,918
2019 boxes	35,588	10,268	9,891	(90)	(479)	(463)	8,860	8,860
Total	87,708	25,305	24,806	(224)	(1,500)	(1,582)	21,499	21,499

●	Tier - boxes are classified to tiers based on the year of their purchase.

Notes:

-	Number of Ultra boxes used to measure value – 165 thousand.

-	Cost of Ultra box for fair value purposes – USD 235 (USD 190 for the STB component and USD 45 for the hard-drive component).

-	Boxes derecognized without being classified to a tier were derecognized according to the proportionate size of the tier.

-	A collection rate of 0.97 was assumed.

Property, plant and equipment value

Value of Ultra boxes, in NIS:

Property, plant and equipment – STBs
Value for valuation (USD thousands)	21,499
Expected deduction for STB repair costs (USD thousands)	(14.25)
Total STB value (USD thousands)	21,485
USD-NIS exchange rate as of June 30, 2020	3.466
Total STB value (NIS thousands)	74,468

Conclusion: Ultra boxes are valued at NIS 74,468 thousand

Appendix B

Fair value of STBs

Fair value of Type 1 Streamers

It was assumed that Yes would sell type 1 streamers at a discount as they are used. Calculation of fair value only1:

Property, plant and equipment – Streamers 1
Value of streamers before additional costs (USD thousands)	4,370	Note 1
Collection costs (USD thousands)	100	Note 2
Total value of streamers (USD thousands)	4,270
USD-NIS exchange rate as of June 30, 2020	3.47
Total value of streamers[1] (NIS thousands)	14,800

Notes:

Note 1

Property, plant and equipment - Streamers
Streamers 1 – quantity (thousands)	26.8
Streamers 1 – unit cost (USD)	163.0
Selling price[2] (USD)	163.0
Total value of streamers before additional costs (USD thousands)	4,370

[1]	The depreciated cost is NIS 11 million. Pursuant to IAS 36, the value is the lower of depreciated cost or fair value.

[2]	The streamers’ selling price is as specified by the Company’s management. Additionally, we performed a reasonableness test on the selling prices, based on the models provided by Management.

Note 2

Property, plant and equipment - Streamers
Streamers installed (thousands)	7.31
Collection cost per unit (NIS)	50
Collection coefficient	95%
Total collection costs (NIS thousands)	347
USD-NIS exchange rate as of June 30, 2020	3.47
Total collection costs (USD thousands)	100.2

Assuming a 95% collection rate, at an average number of streamers per customer, as specified by the Company’s management.

Appendix C

Fair value of STBs

Fair value of Type 2 Streamers

It was assumed that Yes would sell type 2 streamers at a discount as they are used. Calculation of fair value only1:

Property, plant and equipment – Streamers 2
Value of streamers before additional costs (USD thousands)	1,385	Note 1
Collection costs (USD thousands)	232	Note 2
Total value of streamers (USD thousands)	1,153
USD-NIS exchange rate as of June 30, 2020	3.47
Total value of streamers[1] (NIS thousands)	3,995

Notes:

Note 1

Property, plant and equipment – Streamers
Streamers 2 – quantity (thousands)	30.77
Streamers 2 – unit cost (USD)	70.0
Selling price[2] (USD)	45.0
Total value of streamers before additional costs (USD thousands)	1,385

[1]	The depreciated cost is NIS 6 million. Pursuant to IAS 36, the value is the lower of depreciated cost or fair value.

[2]	The streamers’ selling price is as specified by the Company’s management. Additionally, we performed a reasonableness test on the selling prices, based on the models provided by Management.

Note 2

Property, plant and equipment - STBs
Streamers installed (thousands)	22.33
Collection cost per unit (NIS)	50
Collection coefficient	72%
Total collection costs (NIS thousands)	804
USD-NIS exchange rate as of June 30, 2020	3.47
Total collection costs (USD thousands)	232

Assuming a 72% collection rate, at an average number of streamers per customer, as specified by the Company’s management.

Appendix D

Fair value of STBs

Fair value of Type 3 Streamers

It was assumed that Yes would sell type 3 streamers at a discount as they are used. Calculation of fair value only1:

Property, plant and equipment – Streamers 3
Value of streamers before additional costs (USD thousands)	2,968	Note 1
Collection costs (USD thousands)	329	Note 2
Total value of streamers (USD thousands)	2,639
USD-NIS exchange rate as of June 30, 2020	3.47
Total value of streamers[1] (NIS thousands)	9,147

Notes:

Note 1

Property, plant and equipment – Streamers
Streamers 3 – quantity (thousands)	65.96
Streamers 3 – unit cost (USD)	55.0
Selling price[2] (USD)	45.0
Total value of streamers before additional costs (USD thousands)	2,968

[1]	The depreciated cost is NIS 10 million. Pursuant to IAS 36, the value is the lower of depreciated cost or fair value.

[2]	The streamers’ selling price is as specified by the Company’s management. Additionally, we performed a reasonableness test on the selling prices, based on the models provided by Management.

Note 2

Property, plant and equipment - STBs
Streamers installed (thousands)	31.69
Collection cost per unit (NIS)	50
Collection coefficient	72%
Total collection costs (NIS thousands)	1,141
USD-NIS exchange rate as of June 30, 2020	3.47
Total collection costs (USD thousands)	329

Assuming a 72% collection rate, at an average number of streamers per customer, as specified by the Company’s management.

29